UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 registration statement (File No. 333-263203), and related prospectus, as such registration statement and prospectus may be amended from time to time.

Item

1.	Risk Factors

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2022 and 2021

Item 1

RISK FACTORS

In addition to the other information contained in Items 2 and 3 of this Report, you should carefully consider the following risk factors before investing in our shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are less material may also adversely affect the business, financial condition and results of operations, cash flows or prospects of Millicom International Cellular S.A. (the “Millicom Group”, “Millicom” or “Company”). If any of the possible events described below were to occur, the business, financial condition and results of operations of the Millicom Group could be materially and adversely affected. If that happens, the market price of our shares could decline, and you could lose all or part of your investment.

This Report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the heading “Forward-Looking Statements” in our Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the Securities and Exchange Commision on March 1, 2022 (hereinafter, the “2021 Annual Report”) and the risks described below.

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

•	our ability to adapt to rapid technological change and continually evolving industry standards;

•	our ability to generate expected returns on substantial investments;

•	our ability to expand our customer base and retain market share by developing and operating our mobile, cable and broadband networks, MFS and distribution systems;

•	the impact of the COVID-19 global pandemic on our operations, business and financial condition;

•	our ability to achieve the anticipated benefits of the acquisition of the remaining 45% equity interest in our Guatemala joint venture business;

•	the potential adverse effects of long-term content and service commitments;

•	the impact of rising content and programming costs;

•	our dependence on the availability of an attractive selection of television programming from content providers;

•	the impact of competition from a variety of content and programming platforms on the demand for our pay-TV services;

•	our ability to acquire and renew licenses for spectrum;

•	the potential adverse impact of legal proceedings, litigation, and government investigations;

•	the failure of our MFS product to gain sufficient market acceptance;

•	the impact of equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack;

•	risks associated with the collection and processing of customer personal data;

•	the failure to prevent or rapidly detect and respond to cyber-attacks, and the disruption such failure could cause to our networks and systems;

•	our ability to compete with larger providers of telecommunications, cable and broadband services;

•	our dependency on key suppliers to provide us with products, devices, networks and systems;

•	the effect of international actions on our supply chain, including trade sanctions;

•	our reliance on third parties to operate and maintain parts of the networks we use;

•	our access to interconnection and capacity agreements that are required to transmit voice and data to and from our networks;

•	the impact of the political, legal and economic risks associated with the emerging markets in which we operate;

•	our ability to successfully implement our strategic priorities, including through acquisitions or mergers, and efficiently allocate capital;

•	our dependence on short-term mobile revenue that is generated from prepaid customers;

•	the effect that changes in economic, political and regulatory conditions in the United States could have on the economies in which we operate;

•	the impact of fluctuations or devaluations in local currencies in the markets in which we operate;

•	our ability to convert local currencies into U.S. dollars to make payments, including on our indebtedness;

•	the failure of our risk management and internal controls to prevent or detect fraud, violations of law or other inappropriate conduct;

•	the impact of U.S. or other international sanctions laws, including restrictions on our ability to interact with business partners or government officials;

•	our ability to obtain, maintain, enforce or defend the intellectual property rights required to conduct our business;

•	the effect of work stoppages that result from renegotiations of our labor contracts;

•	our ability to generate cash in order to service our debt;

•	our dependency on cash flow from our operations in Guatemala; and

•	our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters.

Additionally, the risk factors described in this section have been separated into four separate but interrelated areas:

1.	Risks related to the telecommunications, cable and Mobile Financial Services (“MFS”) industries

2.	Risks related to Millicom’s businesses in the markets in which it operates

3.	Risks related to Millicom’s size, structure and leadership

4.	Risks related to share ownership, governance practices, and registration with the Securities and Exchange Commission (“SEC”)

1.	Risks related to the telecommunications, cable and MFS industries

a.	Evolution of the telecommunications, cable and MFS industries

The telecommunications industry is characterized by rapid technological change and continually evolving industry standards.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Success in the industry is increasingly dependent on the ability of operators to adapt to the changing technological landscape. The technologies utilized today may become obsolete or subject to competition from new technologies in the future. For example, our hybrid fiber-coaxial (“HFC”) services may become obsolete once faster and more affordable fiber-to-the-home (“FTTH”) services are available for consumers.

Growth in internet connectivity has led to the proliferation of entrants offering Voice over Internet Protocol (“VoIP”) services and video content services delivered over the internet. Such operators could displace the services we provide by using our customers’ internet access (which may or may not be provided by us) to enable the provision of communication, entertainment and information services directly to our customers. Failure to transform to data-driven products could have a negative impact on our legacy services and impact our results from operations.

Our ability to attract and retain customers is, in part, dependent on our ability to meet customer demand for new technology at the same, or at a quicker rate, than our competitors are able to do.

Failure to adapt and evolve could harm our competitive position, render our products obsolete and cause us to incur substantial costs to replace our products or implement new technologies.

Implementing new technologies requires substantial investments which may not generate expected returns.

The introduction of new technologies may require significant capital expenditure on infrastructure and there can be no guarantee that those investments will generate expected returns. For example, penetration rates for fixed broadband services in our markets are low relative to penetration rates in other markets globally. As the use of these services has the potential to increase substantially over time, we have expended significant resources to deploy both HFC and FTTH networks in several of our markets. However, an increasing number of local and regional providers of fiber connections are offering internet services with the same or higher data speeds at competitive prices, and competition for dedicated fiber optic services is intense. While we continue to expand these networks with the intention of capturing the anticipated demand, future offerings by our competitors that are aggressively priced or that offer additional services may prevent us from achieving the expected returns on this investment. If we are required to implement new technologies that are unable to generate sufficient returns, our profitability and ability to generate cash flow would be negatively affected, and we may be required to scale back our investments or delay the implementation of new technologies, which may have a negative impact on our growth and ability to attract and retain customers.

In addition, if competitive or other factors compel the need to invest in new technologies earlier than anticipated, previous equipment or technology may need to be impaired or written-down if replaced earlier than originally anticipated.

If we cannot successfully develop and operate our mobile, cable and broadband networks, MFS and distribution systems, we will be unable to expand our customer base and may lose market share and revenue.

Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 5G systems and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. In some cases, the COVID-19 pandemic has accelerated the transition from traditional to digital services, including MFS, and the heightened customer expectations in these areas may require us to invest greater resources in technological improvements.

The initial build-out of our networks and distribution systems, together with sustaining sufficient network performance and reliability, is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. With regard to our strategic efforts in broadband services, we seek to increase our market share in both the residential and commercial broadband markets by investing significant resources in HFC and FTTH networks, in addition to fixed broadband services through wireless communication networks, known as fixed wireless access (“FWA”). The provision of broadband services is highly capital intensive, and the long-term nature of the return on investment increases the risks to our operations. Potential difficulties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits from regulatory and other local authorities.

Unforeseeable technological developments may also render our services or distribution channels unpopular with customers or obsolete. To the extent we fail to expand, upgrade and modernize our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors. If any of these risks materialized, we may be at a competitive disadvantage, which could result in the loss of customers or the inability to attract new customers and maintain or grow our market share. In turn, this would impact our revenue and profitability and our ability to generate cash to grow or sustain our businesses.

b.	Content and content rights

Content and programming costs are rising (especially those with exclusivity rights), and we may not be able to pass the increased costs on to our customers.

In recent years, the cable TV and direct-to-home satellite TV industries (together, “pay-TV”) have experienced a rapid escalation in the cost of content rights and programming. We expect these costs may continue to increase, particularly those related to exclusive and live broadcasts of sporting and other events. We currently have exclusivity rights over local soccer content in several of our markets, including Bolivia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay, and we expect that the costs of these rights may continue to increase significantly. If we are unable to moderate the growth in these costs or fully pass these on to our customers in the form of price increases, we may lose our rights to this content. Any failure to maintain such rights may reduce the desirability of our networks and negatively affect our profitability.

In addition, content is often priced in U.S. dollars, which may result in fluctuations in costs in the countries in which we sell content due to foreign exchange fluctuations.

We make long-term content and service commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate, and our mobile applications and cable content may not be accepted or widely used by our customers.

We acquire rights to distribute certain content or services for use by our mobile, pay-TV and broadband customers, and we have strategic partnerships with major digital players, such as Amazon. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. In some instances, our commitments include minimum guarantees, which means that we are required to pay a certain agreed upon amount regardless of the amount collected from the provision of such services. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time.

The success of our pay-TV services depends on our ability to access an attractive selection of television programming from content providers.

The ability to provide movie, sports and other popular programming is a major factor that attracts customers to pay-TV services. We may not be able to obtain sufficient high-quality programming from third-party producers or exclusive sports content for our cable TV services on satisfactory terms or at all in order to offer compelling cable TV services, which could result in reduced demand for, and lower revenue and profitability from, our cable services.

Consumers are increasingly able to choose from a variety of platforms from which to receive content and programming.

A number of content providers have begun to sell their services through alternative distribution channels including IP-based platforms, smart-TVs and other app-compatible devices. Consumers may choose to purchase on-demand content through these alternative transmission methods, which may lead to reduced demand for our pay-TV services. If our customers choose to source their content through transmission methods that we do not offer, our customer base and revenue generation from content-related services such as pay-TV may decline, which would negatively impact our cash flow generation and return on investment in content-related services.

We may be subject to legal liability associated with providing online services or media content.

We host and provide a wide variety of services and products that enable our customers to conduct business, and engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their customers is still unsettled in some jurisdictions.

Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other theories based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates applicable law or third-party rights.

We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner. For example, in Colombia we have faced litigation for the provision of services to customers that used our mobile services to attempt to extort money from third parties.

c.	Licenses and spectrum

Available spectrum is limited, closely regulated and increasingly expensive.

The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. If we acquire spectrum through acquisition, regulators may require us to surrender spectrum to secure regulatory approval. We may need to incur significant capital expenditures in order to acquire or renew licenses or access infrastructure needed to continue to offer services to our customers or improve our current services.

Additional or supplemental licenses may be required to implement 5G technology in order to remain competitive, and we may be unable to acquire such licenses on reasonable terms or at all.

We may not be able to acquire or retain sufficient quantities of spectrum in our preferred band(s) which could impact the quality and efficiency of our networks and services and may negatively impact our profitability.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may: levy fines; suspend or terminate our licenses, frequency permissions, or other governmental permissions; or refuse to renew licenses that are up for renewal.

Most of our licenses are granted for finite periods.

Most of our licenses are granted for specified terms, and we have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2022 and 2023), Nicaragua (2023) and Colombia (2023). In El Salvador, we have been in the process of renewing certain portions of the 3.5 GHz band with local coverage (not at a national level), which expired in 2018-2020. However, the regulator has shown an interest in reorganizing the band to prepare it for an auction for spectrum with national coverage during the second half of 2022. Other portions of the 3.5 GHz band will expire during 2026 and 2027.

Other licenses due to expire include our license for data transmission and DTH services in Honduras (2022 and 2024), concessions to operate telephone services and pay-TV services in Panama (2022 and 2024) and spectrum licenses for fixed wireless services in Paraguay (2024).

Licenses may contain additional obligations.

Licenses may contain additional obligations, including payment obligations, requirements to cover reduced service areas or permit a more limited scope of service (for example, around prisons in El Salvador and Honduras). The cost of extending coverage to reduced service areas may exceed the revenue generated from providing such services. Licenses may also contain coverage obligations, like in Colombia where recent 700 MHz frequency acquisitions were paid partly with cash and partly by committing to provide coverage to 1,636 districts over the course of 5 years. In addition, increased regulations may impose additional obligations on operators and these obligations may affect the retention and renewal of licenses or spectrum. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation” in our 2021 Annual Report.

d.	Quality and resilience of networks and service

Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could negatively impact our business.

Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. For example, in 2020, our mobile network was partially affected due to storm damage in Honduras, which resulted in the deterioration of service in certain parts of the country. Ongoing risks to our network include state-sponsored censorship, sabotage, theft and poor equipment maintenance.

Inability to manage a crisis could harm our brand and lead to increased government obligations in the future.

Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks, pandemics and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could lead to reputational harm and to new and burdensome regulatory obligations in the future.

e.	Regulation

The telecommunications and broadcasting market is heavily regulated.

The licensing, construction, ownership and operation of mobile telephone, broadband and cable TV networks, and the grant, maintenance and renewal of the required licenses or permits, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate, which can lead to disputes with government regulators. For example, the Colombian regulator previously challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had recorded, although Colombia Móvil prevailed.

Certain other aspects of mobile telephone operations, including rates charged to customers, resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. Also, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate. Additionally, in light of the COVID-19 pandemic, governments in several of our markets have discussed and/or imposed obligations to provide free service or limitations on our ability to collect sums due from customers. Specifically, several countries prohibited the disconnection of customers with past due accounts for an extended period. Any such measures could once again significantly impact our revenues and/or collections.

Changes in regulations may subject us to legal proceedings and regulatory actions and may disrupt our business activities.

Regulatory changes may reduce or prohibit the provision of our services on a temporary or long-term basis. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons. Similar laws have been enacted in Guatemala, although these were later nullified.

Regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or short message service (“SMS”) bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services could not be bundled and had to be invoiced separately. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. In 2019, the Legislative Assembly in El Salvador made a reform to the Consumer Protection Law, which required a change in the telecommunication companies’ commercial activities. It demanded the maintenance for up to 90 days of unused data allowances and prohibited automatic renewals, changing our financial results. Additionally, it banned broadcasts and collection activities outside business hours, impacting our clients’ churn trends and payment behavior.

Our MFS product may be subject to new legislation and regulation.

We provide a broad range of MFS such as payments, money transfers, international remittances, real-time loans and micro-insurance. In most markets in which we have launched MFS, the laws and regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, requiring licensing by or registration with local regulators, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all.

The lack of established laws and regulations may make it difficult to identify which licenses and approvals (if any) are necessary and the processes for obtaining them, as well as the implications of holding such licenses or receiving such approvals. For the same reason, we cannot be certain that we will be able to maintain licenses and approvals that we previously obtained, or renew them upon their expiration. While we currently believe that some of our MFS fall outside the scope of licensing requirements and do not require certain approvals, there can be no assurance that our interpretations of the rules and their exemptions are or will remain consistent with those of local regulators.

We have, in most of our markets, seen that fintech legislation is evolving, particularly as it relates to anti-money laundering and suspicious activity reporting. Any such changes may require us to make additional investments in tools and resources to meet such requirements. If we are unable to modify our service provision in time to comply with any new regulatory requirements, or new regulations are applied retroactively, we may be subject to penalties and the discontinuation or restriction of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

For more information on the regulatory environment in the markets in which we operate, see “Item 4. Information on the Company—B. Business Overview—Regulation” in our 2021 Annual Report.

f.	Cybersecurity and data protection

Cyber-attacks may cause equipment failures that render our networks or systems inoperable and could cause disruptions to our customers’ operations.

Cyber-attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Ransomware attacks are a type of cyber-attack in which a business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Cyber-attacks may cause equipment failures as well as disruptions to our customers’ operations. Cyber-attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years.

The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. Although we have taken and continue to take measures designed to prevent, detect and mitigate such incidents, there can be no assurance that we will be able to adequately anticipate or prevent them, as the techniques used are constantly evolving. The costs associated with a major cyber-attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenue from business interruption and litigation.

Cyber-attacks could result in data loss or other security breaches.

Our business involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent. We have been subject in the past, and may be subject again, to unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third-party suppliers, or other breaches of security that compromise the integrity of confidential information.

As many companies do, Millicom has experienced occurrences of denial of service, phishing, ransomware attacks, blackmail, and internal and external malicious actors targeting our systems and networks. We were recently subject to web portal attacks, ransomware attacks or threats relating to our operations in several Latin American countries, including in Guatemala and Colombia. While the effect that these attacks and threats have had on our services has been minimal and resulted in limited data loss or release of customer data to date, there can be no assurance that we will be able to prevent future cyber-attacks that result in a material loss of data or other security breaches.

Our control environment and controls may not be sufficient to prevent or rapidly detect and respond to cyber-attacks, or identify the perpetrators of such attacks.

The perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber-attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker. While we have established security controls that are designed to detect and prevent cyber-attacks, such attacks are becoming increasingly complex and sophisticated, and our control environment may not be sufficient to address future threats.

We collect and process customer personal data.

We increasingly collect, use and store customer personal data that is protected by privacy and data protection laws. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

Requests from local law enforcement for customer data may also come into conflict with applicable privacy and data protection laws and customer expectations, creating risks to our local businesses arising from our responses to these requests.

Since we may offer certain services accessed by, or provided to customers within, the European Union and the United States, we may be subject to the European Union and U.S. privacy and data protection regulations, which impose significant penalties for non-compliance.

In addition, most of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we cannot guarantee that our safeguards will prevent any leakage of certain data or any unauthorized use. If changes are made to data privacy laws and regulations, we may need to incur additional costs to ensure that we are in compliance with such changes, which could include investments in data processes, data collection tools or data warehouses to further protect customer and employee data.

g.	Competition

Our industry is experiencing consolidation that may intensify competition among operators.

The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services; for example, if a competitor entered into partnerships or negotiated exclusive rights to premium content, this could result in consumers choosing to move away from our service offerings to those of our competitors;

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services, as was the case when América Móvil acquired the mobile business of Telefónica in Guatemala and when a subsidiary of Liberty Latin America Ltd. acquired América Móvil’s operations in Panama; and

•	other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market and demand for our services, as was the case with the bankruptcy of Digicel Group One Limited. If global companies that offer services such as information, social media or on-demand content services obtained or entered into distribution agreements with infrastructure partners in our markets, we could lose customers to those providers.

Consumers in our industry can change service providers relatively easily at little to no cost, which renders the competition for subscribers between operators intense.

If new competitors enter into our markets or existing competitors offer more competitively priced products or services, such as eliminating installation fees, subsidizing handsets, modems, wireless routers or set-top boxes, or offering content, channels or applications that we do not offer, our customers may move to another operator. Most of our mobile customers are prepaid, which allows them to switch operators at any time without monetary penalty, and some of our cable operator competitors incentivize customers to accept longer contracts, making it difficult to subsequently switch operators.

Some of our customers use devices with dual SIM card capability, allowing them to also utilize our competitors' services, which may negatively affect our mobile revenue. If we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could lose a larger percentage of our revenue to our competitors. Mobile number portability in our markets removes a disincentive to changing providers and increases competition and churn. As devices with eSIMs are introduced in our markets, allowing customers to change providers without changing their SIM cards, churn and pricing competition among providers may also increase.

If we are unable to compete effectively and match or mitigate our competitors’ strategies or aggressive competitive behavior, in pricing our services or acquiring new and preferred customers, or if we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could suffer adverse revenue impacts or higher costs for customer retention, which could, individually or together, have a material adverse effect on our business, financial condition and results of operations.

Consumers in the telecommunications industry now have many alternative means of communicating.

The proliferation of VoIP offerings and other services delivered over the internet (referred to as “Over-the-Top” or “OTT” services) for voice, instant messaging, and content has significantly increased competitive risk and has driven down revenue from legacy voice and SMS services. While these alternative communication methods require usage of data, there are no guarantees that consumers will use our networks to obtain data services.

h.	Environment and sustainability

Failure to comply with environmental requirements could result in monetary fines, reputation damage or other obligations.

Certain of our business operations are subject to environmental laws and regulations since they involve fuel consumption, carbon dioxide emission, and disposal of network equipment and old electronics. Environmental requirements have become more stringent over time and pending or proposed new regulations could impact our operations or costs.

Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders with respect to their environmental, social and governance (“ESG”) practices. Views about ESG are diverse and rapidly changing, particularly as they relate to the environment, health and safety, diversity, labor conditions and human rights. New regulations or guidance relating to ESG standards, as well as the perspectives of customers, investors and other stakeholders regarding these standards, may affect our business activities and increase disclosure requirements, which may increase costs. If investors and other stakeholders determine that we have not made sufficient progress on or adequately addressed ESG matters, we could be subject to negative publicity in traditional or social media, and our reputation, ability to retain customers and employees, and financial condition and results of operations could be adversely affected.

i.	Supplier management

We are dependent on key suppliers to provide us with products and devices.

We rely on handset distributors, manufacturers and application developers to provide us with the handsets, hardware and services demanded by our customers. The key suppliers of our handsets and set-top boxes, in terms of both volume of sales and importance to our operations, are Samsung, Huawei, Apple, Motorola, BMobile, Alcatel, Bold, Sky, LG, Xiaomi, Commscope, and Kaon. We import directly, or we source our handsets through resellers in our markets such as Brightstar Corp.

We are dependent on key suppliers to provide us with networks and systems.

We seek to standardize our network equipment to ensure compatibility, ease equipment replacement and reduce downtime of our network and contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Nokia, Commscope, Harmonic, Kaon, Technicolor, NEC, Intraway and VMWare.

We have limited influence over these key suppliers, and even less over their suppliers and the continuity of their supply chains, which could be disrupted in many ways. Therefore, we cannot assure you that we will be able to obtain required products or services on favorable terms or at all. Any failure of key suppliers to provide software and equipment could interfere with our operations. For example, we have experienced significant disruptions in the supply of microchips due to the global shortage that our suppliers are facing. While we have accumulated strategic inventories and substituted alternative products to sustain our operations, there can be no assurance that these inventories and products will be sufficient to meet our customers’ needs.

International actions including trade sanctions could disrupt or otherwise negatively impact our supply chain.

In May 2019, the U.S. government announced executive action aimed at addressing U.S. national security risks arising from the use of non-U.S. technology. In furtherance of this order, the U.S. Department of Commerce issued a rule in January 2021 that allows the U.S. government to prohibit certain information and communications technology and services (“ICTS”) transactions to address U.S. national security threats. Shortly after this rule became effective in March 2021, the U.S. Department of Commerce also published a notice of proposed rulemaking regarding a potential licensing or other pre-clearance process for ICTS transactions. Although the extent and potential consequences of this rule and any potential licensing or pre-clearance process remain uncertain, they may have a material and adverse effect on our ability to maintain and expand our networks and business. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.

We rely on interconnection and capacity agreements, the terms of which could be made less favorable due to market participants or regulatory changes.

Interconnection and capacity agreements are required to transmit voice and data to and from our networks. Our ability to provide services would be hampered if our access to local interconnection and international capacity was limited, or if the commercial terms or costs of interconnect and capacity agreements with other local, domestic and international carriers of data and communications were significantly altered, or if an operator is not able to provide interconnection due to operation and maintenance issues or natural disasters.

We depend upon certain third parties to operate and maintain parts of the networks we use, including certain towers and network infrastructure, and related services.

We have sold and leased back a significant number of our towers, including in El Salvador, Colombia and Paraguay, as further discussed under “Item 4. Information on the Company—D. Property, Plant and Equipment—Tower infrastructure” in our 2021 Annual Report, and we may engage in similar transactions in the future in our other markets.

We have entered into managed services agreements in certain of our markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider, and we may no longer have the necessary expertise in-house to perform comparable services. For example, if our tower network service provider is unable to properly maintain our towers, we may suffer a degradation in the quality or coverage of our mobile services.

We and our customers are dependent on third-party suppliers of electricity to power transmission and customer premise equipment.

Significant failure or disruption in the supply of power to the businesses and households that subscribe to our services, or to the data centers that we operate, could have a negative impact on the experience of our customers, which could result in claims against us for failure to provide services and reduce our revenue.

2.	Risks related to Millicom’s business in the markets in which it operates

The COVID-19 global pandemic has affected and may continue to affect our operations, business and financial condition, and our liquidity could be negatively impacted, particularly if the economies of the countries in which we operate remain unstable for a significant amount of time.

The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in global equity and debt markets and business uncertainty. The impact of the outbreak continues to evolve, and most countries globally, including a majority of the countries where we operate, initially reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily affecting our gross sales, and a majority of our markets experienced very sharp reductions in mobility during 2020. During 2021 economic activity recovered in our markets, although the first half of the year saw temporary restrictions implemented in some countries and regions. However these restrictions had a less severe impact on economic activity and our business as compared to those implemented at the onset of the pandemic. Vaccinations were widely distributed in our markets and, by the end of 2021, vaccination rates were above 50% in Colombia, Costa Rica, El Salvador and Panama, and were below 30% in Guatemala.

In 2020, the measures implemented related to the pandemic, as well as the general uncertainty surrounding the dangers of COVID-19, produced a significant disruption in economic activity and had an adverse impact on transportation, hospitality, tourism, entertainment and other industries. While many of these measures are no longer being implemented, further restrictions may be imposed in the future. In addition, many currencies globally experienced increased volatility. As an example, in our markets, the Colombian peso and the Paraguayan guaraní devalued by approximately 8% year-over-year in 2020. In 2021, most currencies were stable, except for the Colombia peso which devalued by approximately 14% during the year.

Despite restrictions imposed by governments and vaccination efforts, the virus has continued to spread in most of our markets. As a provider of essential services, we have prioritized the health and safety of our employees and customers by implementing new protocols, providing protective equipment and cleaning products, and disseminating information from the corresponding health authorities in each of our markets. These measures have had a negligible impact on our costs and allowed our customer-facing employees to continue to serve our customers safely and with confidence throughout the pandemic.

At the onset of the pandemic, governments in some countries mandated that companies such as ours avoid disconnecting clients for nonpayment, that we waive fees for late payments, and/or that we defer payments over an extended period of time, among other measures. When implemented, these measures had a very material negative impact on our collections, thus causing higher provisions for bad debt. While collections subsequently improved and returned to pre-COVID-19 levels in tandem with the implementation of lifeline services, governments may impose additional mandates that may once again have a negative impact on our collections.

Although these factors did not significantly impact our operating and financial performance in 2021, they negatively impacted our financial condition and results of operations in 2020 and may continue to cause a drag on our performance and financial health in the future.

a.	Emerging Market Risks

Most of our operations are in emerging markets that may be subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks.

Emerging market governments and judiciaries often exercise broad, unchecked discretion, and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business.

The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. Emerging markets are also subject to adverse global political events and geopolitical tensions, such as the recent outbreak of hostilities between Russia and Ukraine. Such events may result in sanctions, disruptions in global supply chains, military actions and macroeconomic instability, each of which may adversely affect the economies of emerging markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies, which may cause our business and results of operations to suffer.

Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in established countries. Some of the emerging markets in which we operate are susceptible to social unrest, which may lead to military conflict in some cases.

b.	Strategy and strategic direction

We may not be able to successfully implement our strategic priorities.

Our strategic priorities include, among others, expansion of our high-speed data networks (4G, HFC and FTTH), facilitation of growth in our mobile data and cable segments, implementation of technology transformation projects to improve our operating performance and efficiency and the creation of legal entities to separate our Tigo Money and Towers businesses from our telecommunications service operations. There can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees, local shareholders and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel.

Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.

As the factors we consider in formulating our strategy change (including information, such as customer data insights or new markets into which we may consider entering), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor-quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.

We may not achieve the anticipated benefits of the acquisition of the remaining 45% equity interest in our Guatemala joint venture business.

On November 12, 2021, we signed and closed an agreement to acquire the remaining 45% equity interest in our Guatemala joint venture business from our local partner for $2.2 billion in cash. In November 2021, we obtained bridge financing to fund the acquisition, which we have refinanced in part with the issuance of new long-term debt and intend to refinance the remainder with the issuance of equity. We have also assumed indebtedness from our Guatemala joint venture business in connection with the acquisition. Our leverage and debt service requirements may make it more difficult for us to capitalize on changes in market conditions or other strategic opportunities. Furthermore, there can be no assurance that we will be able to refinance the remainder of the bridge loan with equity in a cost-effective manner. While we have taken, and will continue to take, steps to facilitate the growth of our operations in Guatemala and improve our operating performance and efficiency, our strategy may ultimately prove to be unsuccessful. If we are unable to generate sufficient cash flow from our operations in Guatemala and future borrowings are not available, we may not be able to pay our indebtedness or fund our other liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.

c.	Industry structure, market position and competition

We face intense competition from other larger telecommunications and cable and broadband providers.

The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as América Móvil, Telefónica and Liberty Latin America. Some of our competitors are state-owned entities. Many of our main competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our competitors may have access to more spectrum and provide greater or better area coverage, and they may face fewer regulatory burdens than we do.

We have a weaker market position in mobile services and face a challenging competitive environment in Colombia, our largest market.

Relative to our other markets, the mobile services sector in Colombia is characterized by having more competitors, including América Móvil and Telefónica, which are larger than us, and by having more stringent regulatory conditions. Relative to our other markets for mobile services, our competitive position is also weaker in Colombia, where we are the third largest mobile operator. Additionally, new competitors have been and may continue to be awarded mobile spectrum, including WOM, which entered the Colombian market in April 2021. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in the mobile services sector, this could have a material impact on our consolidated financial results.

Competition is driven by a number of factors, most notably price and increasingly customer experience.

Within our markets, operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service, mobile coverage and overall customer experience. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2021. Mobile voice, SMS and data are largely commoditized services, as the ability to differentiate these services among operators is limited. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.

There may be more mobile operators than the market is able to sustain.

Additional licenses may be awarded in already competitive markets, and regulators may also encourage new entrants by offering them favorable conditions, such as holding spectrum auctions in which certain blocks of spectrum are reserved for new entrants, or by capping the amount of spectrum that existing players can acquire, as in Colombia’s 2019 auction.

Entry by new competitors may have a significant disruptive effect on our markets.

New competitors may enter our markets with pricing or other product or service strategies, primarily designed to gain market share, that are significantly more competitive than our offers, leading to, for example, significant price competition and lower margins or increased churn.

In certain of our mobile markets, such as Colombia, our competitors may have a dominant market position.

Having a dominant market position may provide our competitors with various competitive advantages including from economies of scale, access to spectrum, the ability to significantly influence market dynamics and market regulation.

Our competitors may be able to provide better pay-TV services than we are able to provide.

Our pay-TV services compete with other pay-TV services that may offer a greater range of channels to a larger audience, reaching a wider area distribution (especially in rural areas) for a lower price than we charge for our pay-TV services. We also compete with satellite distribution of free-to-air television programming, which viewers can receive by purchasing a satellite dish and a set-top box without any physical cabling. Furthermore, our cable networks are subject to the risk of overbuild and our pay-TV content is subject to the possibility of wireless substitution.

Many of the mobile telecommunications markets in which we operate have high mobile penetration levels, inhibiting growth opportunities.

The markets in which we operate have mobile phone service penetration levels that typically exceed 100% of the population. Although there are some opportunities for further growth, our efforts to develop additional sources of revenue may not be successful. Therefore, high mobile penetration rates could constrain future growth and produce an intensification of pricing pressures on all of our mobile services, which could adversely affect our future profitability and return on investments.

We may not be able to achieve market acceptance of our MFS.

Although the use of mobile financial services and digital payments has increased throughout the world, there can be no assurance that this increase will result in the acceptance of our MFS across the markets in which we operate. For example, our Tigo Money business is currently deployed in Latin America, and as of March 31, 2022, we had a total of 5.6 million active users. While we seek to expand our MFS in our Latin American markets, we may be unable to achieve the required level of market acceptance in order for us to recover the investment costs involved in developing and launching such services.

The future market acceptance of our MFS depends on a variety of factors, including community trust in digital financial services and companies that are not traditional financial institutions, entrenched preferences in traditional payment methods, and the availability of alternative MFS that are more popular or widely accepted by the population.

d.	Customer base and customer experience

A significant proportion of our mobile revenue is generated from prepaid customers and is short-term in nature.

Prepaid customers do not sign service contracts and are more likely than postpaid customers to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future. Prepaid customers represented 89% of our mobile customers as of December 31, 2021 and generated approximately 59% of our mobile service revenue and 32% of our total service revenue during 2021.

Transition to more subscription-based businesses creates new challenges.

Our transition toward an increasingly subscription-based revenue model has implications for our personnel, systems, and business procedures, as we must dedicate increasing levels of management attention and resources toward managing and mitigating risks related to accounts receivables and collections, as well as billing and customer care. If we are unable to implement and manage the information systems and to properly train our employees, we could experience elevated levels of customer churn and bad debt, which would negatively impact our financial results.

e.	Political

Some of the countries in which we operate have a history of political instability.

Some of the countries in which we operate may be subject to greater political and economic risk than developed countries. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador and Honduras have some of the highest murder rates in the world due to violent crime, and Nicaragua, Bolivia and Colombia have recently experienced civil unrest.

Any political instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services and may result in damage to our networks or prevent us from selling our products and services.

Current and future political or social instability may negatively affect our ability to conduct business.

We face a number of risks as a result of political and social instability in the countries in which we operate, ranging from the risk of network disruption, sometimes resulting from government requests to shut down our networks as well as forced and illegal abuse of our network by political forces, to the need to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to operate our business as previously conducted in such countries. Any of these events would adversely affect our results of operations.

f.	Legal and regulatory

The nature of legislation and rule of law in emerging markets may affect our ability to enforce our rights under licenses or contracts or defend ourselves against claims by third parties.

The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. These factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. For example, if we enter litigation proceedings with a third party in a country in which we operate, and within a legal system which may be less transparent and less robust in its judgment and rulings, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks, or invalidate or suspend our licenses or rights therein.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.

We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates.

Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.

The legal systems in many of the countries in which we operate are less developed than those in more established markets. This creates uncertainties with respect to many of the legal and business decisions that we make, including, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement, broad regulatory authority held by telecommunications regulators, and inconsistency and lack of transparency in the judicial interpretation of legislation and corruption in judicial or administrative processes or systems. We may not always have access to efficient avenues for appeal and may have to accept the decisions imposed upon us. For more information concerning the legal proceedings to which we are subject, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in our 2021 Annual Report.

g.	Macro-economic and currency

The economies of emerging markets, including those in which we operate, are vulnerable to market downturns and economic slowdowns elsewhere in the world.

Telecommunications, in emerging markets in general and in our markets in particular, account for a significant part of gross domestic product (“GDP”) and disposable income. As such, any change in economic activity level may impact our business. Furthermore, as consumers in emerging markets have relatively lower levels of disposable income, the demand for our products and services is significantly exposed to the risk of economic slowdown.

As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investments in these markets and materially adversely affect their economies. An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could have an adverse effect on the level of demand for our products and services and our growth. We are particularly susceptible to any deterioration in the economic environment of the countries in which we have our largest operations, namely Colombia, Guatemala, Paraguay, Honduras, Panama and Bolivia.

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could have an impact on the economies in which we operate.

Any decision taken by the U.S. government that has an impact on the Latin American economy, such as reducing commercial activity between the countries in which we operate and the United States, limiting immigration, increasing interest rates or slowing direct foreign investments, could adversely affect the disposable income of consumers. In addition, a slowdown in the U.S. economy may have an adverse impact on the level of U.S. dollar remittances that form a large part of the GDP of many of the countries in which we operate.

Fluctuations or devaluations in local currencies in the markets in which we operate against our U.S. dollar reporting as well as our ability to convert these local currencies into U.S. dollars to make payments, including on our indebtedness, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. We mainly collect revenue from our customers in local currencies, and there may be limits to our ability to convert these local currencies into U.S. dollars. Local currency exchange rate fluctuations in relation to the U.S. dollar may have an adverse effect on our earnings, assets and cash flows. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars ultimately received by MIC S.A. is also affected by currency fluctuations.

A significant amount of our debt and long-term financial commitments are denominated in U.S. dollars.

Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by a lack of long-term financing in local currencies or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk” in our 2021 Annual Report.

Due to the lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures.

We had net foreign exchange losses of $43 million in fiscal 2021 compared to net foreign exchange losses of $69 million in fiscal 2020 and net foreign exchange losses of $32 million in fiscal 2019. At the operational level we seek to match the currencies of our cash inflows and outflows, but while this practice reduces, it does not eliminate, our significant foreign exchange exposure to the U.S. dollar.

The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.

Substantially all our revenue is generated by our local operations, and MIC S.A. is reliant on its subsidiaries’ and joint ventures’ ability to transfer funds to it. None of the foreign exchange controls that exist in the countries in which our companies operate significantly restrict the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced, which could restrict MIC S.A.’s ability to receive funds.

In addition, in some countries it may be difficult to convert local currency into foreign currency due to limited liquidity in foreign exchange markets. These restrictions may constrain the frequency for possible upstreaming of cash from our subsidiaries to MIC S.A. in the future. These and any similar controls enacted in the future may cause delays in accumulating significant amounts of foreign currency, and increase foreign exchange risk, which could have an adverse effect on our results of operations.

We are exposed to the potential impact of any alteration to, or abolition of, foreign exchange which is “pegged” at a fixed rate against the U.S. dollar.

Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations. Currently Bolivia operates a fixed peg to the U.S. dollar.

h.	Taxation

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax strategy and business decisions.

The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. Our interpretations and application of the tax and regulations could differ from that of the relevant governmental taxing authority. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers, and in some cases criminal penalties on company personnel. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. For example, on March 28, 2022, the supreme court in one of the jurisdictions in which we operate issued a $16.2 million ruling against our business, primarily for taxes related to incoming international calls and the deductibility of interest expenses in 2010. We are currently addressing tax disputes with the local tax authorities in several jurisdictions, further described under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax disputes” in our 2021 Annual Report.

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.

The organizational structure and business arrangements between the various legal entities in the group may give rise to taxation-related risks, including risks related to the pricing of services which might be challenged if not made on an arm’s-length basis and the taxation of shell entities.

Tax authorities could argue that some of the services provided among the various legal entities in the group are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the services MIC S.A. provides. Additionally, tax legislation that targets shell entities, such as the proposal published by the Council of the European Union (the “Council”) on December 22, 2021 to prevent the misuse of shell entities for tax purposes, may have an adverse impact on our business if it is adopted and deemed applicable to us. We are currently reviewing the Council’s proposal, the impact of which is uncertain at this time.

i.	Litigation and claims

Some of the litigation or claims that we face can be complex, costly, and highly disruptive to our business operations.

From time to time, in the ordinary course of our business, we are involved in legal proceedings. Some of these legal proceedings can be complex, costly, and highly disruptive to our business operations. Certain of these proceedings may be spurious in nature and may demand significant energy and attention from management and other key personnel. For example, in Tanzania in June 2016, we were served with a complaint by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company. While this claim was eventually dismissed, it absorbed a significant amount of management time and resulted in additional costs. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. For example, if we enter litigation proceedings with a regulator in a country in which we operate, we may face penalties or decrees that compel us to cease or partially cease the provision of certain of our services or the operation of our networks.

j.	Business conduct

We may not be able to fully mitigate the risk of inappropriate conduct by our employees, business partners and counterparties.

Millicom’s employees interact with customers, contractors, suppliers and counterparties, and with each other, every day. All employees are expected to respect and abide by the Company's values and Code of Conduct, commonly referred to as the “Sangre Tigo” culture. While Millicom takes numerous steps to prevent and detect inappropriate conduct by employees, contractors and suppliers that could potentially harm the Company’s reputation, customers, or investors, such behavior may not always be detected, deterred or prevented. The consequences of any failure by employees to act consistently with the “Sangre Tigo” expectations could include litigation, regulatory or other governmental investigations or enforcement actions.

We are subject to anti-corruption and anti-bribery laws.

We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in countries which pose elevated risks of corruption violations, and in certain of our markets, we have been and may continue to be subject to governmental investigations that include the telecommunications sector. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures. Moreover, investigations of any actual or alleged violations of such laws or policies related to us could be time-consuming, distracting to management and expensive, with the potential to harm our business, financial condition, results of operations, cash flows or prospects. For example, in late 2015 we reported to the U.S. Department of Justice (“DOJ”), as well as to law enforcement authorities in Sweden, potential improper payments made on behalf of our joint venture in Guatemala. In 2016 we received notification from the Swedish Public Prosecutor that its preliminary investigation had been discontinued. In 2018, DOJ informed us that it was closing its investigation without action. More recently, on April 27, 2022, we received a subpoena from DOJ requesting information concerning our business in Guatemala (“Tigo Guatemala”), including information related to the purchase in 2021 of our former joint venture partner’s interest in Tigo Guatemala and information related to any contacts with certain Guatemalan government officials. The subpoena also requested information concerning our operations in other countries in Latin America. We have notified DOJ that we intend to cooperate.  At this time, we cannot predict the ultimate scope, timing or outcome of this matter.

Our anti-corruption policies, procedures and internal controls may not be effective in complying with anti-corruption laws.

We regularly review and update our policies, procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. For example, our business in Guatemala has retained external legal counsel to review its policies and procedures related to anti-corruption issues, including examining certain allegations of improper payments made several years ago. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

Our MFS service is complex and increases our exposure to fraud and money laundering.

Our MFS product has been developed through different distribution channels, and despite measures that we have taken or will take to adequately secure our payment systems, we remain susceptible to potentially illegal or improper uses of our payment services. Risks may include the use of our payment services in connection with fraudulent sales of goods or services, sales of prohibited or restricted products and money laundering.

Our policies and procedures may not be fully effective in identifying, monitoring and managing these risks. For example, we are not able to monitor the sources and uses of funds that flow through our

MFS application, Tigo Money, in every case. As a result, we may be held liable for fraudulent transactions or transactions that violate trade sanctions or other legal or regulatory requirements, and an increase in negative publicity regarding our payment systems could harm our reputation and reduce consumer confidence in our services. In addition, we may face legal actions or regulatory sanctions as a result of any such activity.

Our services also involve cash handling, which exposes us to the risk of money laundering. In certain of our markets, we must keep our customers’ MFS cash in local currency demand deposits in local banks and ensure customers’ access to MFS cash, exposing us to local banking risk.

Anti-money laundering laws are often complex. We endeavor to conform to the highest standards but cannot be certain that we will be able to fully meet all applicable legal and regulatory requirements at all times. Violations of anti-money laundering laws or other regulations applicable to our MFS offerings could expose us to monetary fines or other legal actions or regulatory sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs from fraud, which could adversely affect us.

Our high profile and the nature of the products and services that we offer make us a target for fraud. Many of the markets in which we operate lack fully developed legal and regulatory frameworks and have low conviction rates for fraudulent activities, decreasing deterrence for such schemes. We have been in the past and may in the future be susceptible to fraudulent activity by our employees or third-party contractors despite having robust internal control systems in place across our operations, which could have a material adverse effect on our results of operations.

We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. In 2021, our most significant impact from fraudulent activity was caused by International Bypass whereby international calls intended for a Tigo subscriber were terminated through an unauthorized channel. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.

Our risk management and internal controls may not prevent or detect fraud, violations of law or other inappropriate conduct.

If any of our customers, suppliers, or other business partners receive or grant inappropriate benefits or use corrupt, fraudulent or other unfair business practices, we could be subject to legal sanctions, penalties and harm to our reputation. Given our international operations, group structure, and size, our internal controls, policies and our risk management practices may not be adequate in preventing, detecting or responding to any such incidents which could have a material negative impact on our reputation, business activities, financial position and results of operations.

We may be directly or indirectly affected by U.S. or other international sanctions laws, which may place restrictions on our ability to interact with business partners or government officials.

We operate in certain countries in which international sanctions may be imposed by the U.S., the U.K. or Europe, and we may be required to comply with such sanctions. Such sanctions may restrict our ability to implement our strategy or conduct our business in the manner in which we expect. For example, in response to the November 2021 presidential election in Nicaragua, the U.S., Canada and the

U.K. announced sanctions against the Nicaraguan Public Ministry and various Nicaraguan officials, including the deputy director general and director general of TELCOR, the nation’s principal telecommunications regulator. In addition, several Nicaraguan government officials and other key actors are currently included on the Specially Designated Nationals list of the U.S. Office of Foreign Assets Control, as well as the U.K. sanctions list. While it remains uncertain what impact current and future sanctions may have on our operations in Nicaragua and other markets, they may have a material adverse effect on our ability to maintain and expand our networks and business.

k.	People, health and safety

Threats to the safety of our employees or contractors could affect our ability to provide our services.

Heightened states of danger may exist in certain of the countries in which we operate, including as a result of civil unrest, criminal activity, and the threat of natural or man-made disasters. Such events can pose significant risks to the health and safety of our employees and contractors and may impede or delay our ability to provide services to our customers or potential customers. In those locations, we may incur additional costs to maintain the safety of our personnel, customers, suppliers, and contractors. Despite the precautions, the safety of our personnel, customers, suppliers, and contractors in these locations may continue to be at risk.

Enforcement of standards of safety and the promotion of a culture of safety may not prevent the frequency or severity of health and safety incidents.

Although we implement and provide training on health and safety matters, particularly related to the risks of working on telecommunications towers or on TV poles, there is no guarantee that our employees or our contractors will comply with applicable safety standards. For example, in 2021, we did not suffer any employee fatalities or major losses to the Company, but there were unfortunately two fatalities in our contracted services. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of, or injury to, our employees or contractors, as well as expose ourselves to possible litigation and reputational harm.

l.	Brand and reputation

Failing to maintain our intellectual property rights and the reputation of our brands would adversely affect our business.

Our intellectual property rights, including our key trademarks and domain names, including our Tigo, UNE and Cable Onda brand names, which are well known in the markets in which we operate, are extremely important assets and contribute to our success in our markets. If we are unable to maintain the reputation of and value associated with them, we may not be able to successfully retain and attract customers. Furthermore, our reputation may be harmed if any of the risks described in this “Risk Factors” section materialize. Any damage to our reputation or to the value associated with our Tigo, UNE or Cable Onda brands could have a material adverse effect on our business, financial condition and results of operations.

Impairment of our intellectual property rights would adversely affect our business.

We rely upon a combination of trademark and copyright laws, database protections and contractual arrangements, where appropriate, to establish and protect our intellectual property rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace, and enforcement of court decisions is difficult. The diversion of our management’s time and resources along with potentially significant expenses that could be involved in protecting our intellectual property rights in our markets, or losing any intellectual property rights, could materially adversely affect our business, financial condition and results of operations.

Failing to manage unauthorized access to our services and networks could adversely affect our business.

Our ability to increase or maintain our market share and revenue is partly dependent on the controlled access to our services and networks. Sophisticated piracy techniques are continuously evolving, and preventing unauthorized use of our services and networks is inherently difficult. Although we have taken and continue to take measures designed to prevent unauthorized access to our services and networks, any unauthorized use could harm our relationships with our content providers or result in a loss of revenue, which may adversely affect our business, financial condition and results of operations.

m.	Workforce

A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiations of our labor contracts.

On average during 2021, approximately 17% of our employees (including 38% of our direct workforce in Colombia and 77% of our direct workforce in Panama) participated in collective employment agreements. While we have collective bargaining agreements in place, with subsequent negotiations and considering the minimum wage legislation in several of the countries where we operate, we could incur significant additional labor costs and/or experience work stoppages which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructuring and other activities that impact employees. We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations materially and adversely affect the quality of our services and harm our reputation.

3.       Risks related to Millicom’s size and structure and leadership

a.	Size - capacity and limitations

The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.

As of December 31, 2021, our consolidated indebtedness excluding lease liabilities was $7,744 million, of which MIC S.A. incurred $4,020 million directly, and MIC S.A. guaranteed $300 million of indebtedness incurred by its subsidiaries. Including lease liabilities, our consolidated indebtedness was $8,911 million as of December 31, 2021. In addition, at December 31, 2021 our joint venture in Honduras, which is non-recourse to MIC S.A., had $279 million of debt and lease liabilities of $61 million.

We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The acquisition of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, place us at a competitive disadvantage compared to competitors who might have less debt, restrict us from pursuing strategic acquisitions or reduce our ability to pay dividends or implement share buybacks and prevent us from complying with our dividend policy.

We have incurred and assumed, and expect to incur and assume, additional indebtedness in connection with recent acquisitions.

We funded our acquisitions in Panama and Nicaragua mainly by incurring additional indebtedness, including through the issuance of a $750 million 6.25% bond on March 25, 2019, and the issuance by our subsidiary Cable Onda S.A. (“Cable Onda”) of a $600 million 4.5% bond in November 2019. Similarly, in November 2021, we obtained bridge financing for $2,150 million to fund the acquisition of the remaining 45% equity interest in our joint venture business in Guatemala. As of the date of issuance of these financial statements, a balance of $450 million remained unpaid under the initial $2,150 million bridge loan agreement. Finally, we intend to refinance a portion of the bridge loan with the issuance of new equity.

Our increased indebtedness following consummation of these or other acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures or acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.

b.	Portfolio of operations

Most of our operations are in emerging markets and may be subject to greater risks than similar businesses in more developed markets.

Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Investors should fully consider the significance of the risks involved in investing in a company with significant operations in emerging markets and are urged to consult with their own legal, financial and tax advisors.

We may pursue acquisitions, investments or merger opportunities which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.

We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. As an example, our joint venture in Ghana did not create the expected synergies and benefits that we anticipated.

Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.

Divestitures or restructuring of assets and businesses subject us to significant risks and may not realize expected benefits.

We may seek to divest or restructure existing operations and investments in ways that enhance the optionality for certain assets and facilitate the attraction of growth capital, such as our plans to create new organizational structures for our Towers and Tigo Money businesses. Any such divestiture or restructuring could involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; maintaining certain liabilities or obligations to indemnify the buyer of the divested business as part of the sale conditions; and the possibility of failing to properly manage the newly created entity or time the exit to achieve an optimal return.

Furthermore, the timing of divestitures and restructurings of assets and businesses may not result in optimal returns, and the amount and timing of proceeds or expected returns may be lower than our initial investment or the corresponding carrying value on our balance sheet. For example, we were unable to obtain any proceeds from the divestiture of our joint venture in Ghana.

Our ability to make significant decisions in certain of our operations may depend in part upon the consent of independent shareholders.

We have local shareholders in our operations in various markets, including subsidiaries that are fully controlled (e.g., in Colombia and Panama) as well as joint ventures with local entities in which we exercise joint control (e.g., in Honduras). In these operations, our ability to make significant strategic decisions or to receive dividends or other distributions may depend in part upon the consent of independent shareholders, and our operations may be negatively affected in the event of disagreements with or breaches by our partners.

Our operations could also be significantly affected if our partners and local shareholders seek to sell their interests to independent shareholders that may disagree with our strategy and certain significant decisions. For example, on May 25, 2021, our minority partner in Colombia, EPM, announced that it intends to pursue a potential sale of its stake in our Colombian operations. If approved by the Medellin town council, the sale process would begin, following the rules prescribed under Colombia’s Law 226 and as dictated by our shareholder agreement. If the sale of EPM’s interest in our Colombian operations is made to independent shareholders that oppose our strategic decisions and prevent us from achieving our financial, operating and governance targets, our business, financial condition and results of operations may be adversely affected.

Millicom’s central functions provide essential support and services to our operating subsidiaries and joint ventures.

These services include, financing, procurement, technical and management services, business support services (including a shared services center in El Salvador and a multinational corporation headquarters (SEM) in Panama), digital transformation, customer experience, procurement, human resources, legal, information technology, marketing services and advisory services related to the construction, installation, operation, management and maintenance of its networks. If Millicom’s central functions are unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, our operating subsidiaries and joint ventures may be disrupted.

The majority of Millicom’s operating subsidiaries and joint ventures operate under the Tigo trademark.

We take efforts to protect the Tigo trademark, but we may not always succeed in preventing others from using the trademark in countries in which we do not operate or from using similar trademarks, which could dilute the value of our trademark and result in brand confusion to consumers. The Tigo trademark could also be the subject of intellectual property infringement. Trademark protection is important because our trademark is what helps our customers differentiate our products and services from those of our competition, helps build brand loyalty, and represents our goodwill and reputation.

c.	Talent acquisition and retention

We may be unable to obtain or retain adequate managerial and operational resources.

Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Certain key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. If we are unable to retain senior leadership to operate and grow our business, we may not be able to develop our business at the pace or with the required level of sophistication that enables us to meet our strategic and financial objectives.

Competition for personnel in our markets and certain central functions is intense due to scarcity of qualified individuals.

Millicom has been working with its local teams to build and implement talent development plans and to identify high-performance individuals for future advancement or hiring, as the markets in which we operate have limited availability of talent with advanced skill sets in key areas such as the digital and technology fields. We have taken steps to reinforce our digital capabilities with an aggressive hiring plan to obtain the right personnel with the relevant competencies for the new businesses and services we launch. We cannot assure you, however, that we will be successful in these efforts.

d.	Financing and cash flow generation

MIC S.A. is a holding company and is dependent on cash flow from its operating subsidiaries and joint ventures.

MIC S.A.’s primary assets consist of shares in its subsidiaries and joint ventures and cash in its bank accounts. MIC S.A. has no significant revenue generating operations of its own, and therefore its cash flow and ability to service its indebtedness and pay dividends to its shareholders will depend primarily on the operating performance and financial condition of its subsidiaries and joint ventures and its receipt of funds in the form of dividends or otherwise.

There are legal limits on dividends that some of MIC S.A.’s subsidiaries and joint ventures are permitted to pay. Further, some of our indebtedness imposes restrictions on dividends and other restricted payments, which are described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing” in our 2021 Annual Report.

Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing.

Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, and technical elements and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets.

We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates, could increase our cost of borrowing and/or make it more difficult for us to obtain financing for our operations or refinance existing indebtedness. In addition, our borrowing costs can be affected by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could also affect our access to financing.

In particular, periods of industry consolidation require businesses to raise debt and equity capital to remain competitive. An inability to access capital during such periods could have an adverse effect on our business, financial condition or results of operations.

The cash flow we generate is highly dependent on our operations in Guatemala.

Our operations in Guatemala have historically generated healthy cash flows. If the financial condition of our operations in Guatemala deteriorates, or if we fail to diversify our sources of cash flow, our liquidity could suffer, which could impact our capital allocation and limit our ability to reduce our leverage, reinvest in our business or remunerate our shareholders.

Our ability to pay dividends to our shareholders, consummate share repurchase programs or otherwise remunerate shareholders is subject to our distributable reserves and solvency requirements.

Any determination to pay dividends, adopt share repurchase programs or otherwise remunerate shareholders in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting (the “AGM”) upon recommendation of the board of directors (as to annual dividends or share repurchases) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the AGM, respectively, deem relevant.

We are not required to pay dividends on our shares or otherwise remunerate shareholders, and holders of our shares have no recourse if dividends are not declared. Our ability to pay dividends or otherwise remunerate shareholders may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.

We have adopted, and may in the future adopt, share repurchase programs under which we are authorized to repurchase our shares or shares represented by Swedish Depository Receipts (“SDRs”). However, there can be no assurance that any future share repurchase program will be fully consummated. The amount, timing and execution of any share repurchase program may fluctuate based on our priorities for the use of cash or as a result of changes in cash flows, tax laws, and the market price of our shares or SDRs. Any reduction or discontinuance by us of dividend payments or repurchases of our shares, including shares represented by SDRs, may cause the market price of our shares or SDRs to decline.

4.       Risks related to share ownership, governance practices and registration with the SEC

a.	Share price, trading volume and market volatility

The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares has been and may in the future be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our financial and operating results;

•	introduction of new products and services by us or our competitors;

•	entry to new markets or exit from existing markets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our shares;

•	additions or departures of key personnel;

•	regulatory developments; and

•	litigation and governmental investigations or actions.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling common shares and may otherwise negatively affect the liquidity of our common shares.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

An active trading market that will provide you with adequate liquidity may not develop.

As of December 31, 2021, approximately 91% of our issued and outstanding shares were in the form of SDRs listed on the NASDAQ exchange in Stockholm. We cannot predict the extent to which investors will convert SDRs into common shares or whether the relisting of our common shares on the Nasdaq Stock Market on January 9, 2019 will lead to the development of an active trading market in the U.S. or how liquid that market might become. If an active trading market does not develop in the U.S., you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.

Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common shares.

If securities or industry analysts in the United States do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.

The trading market for our common shares in the United States will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may not have significant research coverage by securities and industry analysts in the United States. If no additional securities or industry analysts commence coverage of us, or if we fail to adequately engage with analysts or the investor community, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage in the United States, if one or more of the analysts who covers us downgrades our common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our common shares to decline.

b.	Legal and regulatory compliance and burden

The obligations associated with being a public company in the United States require significant resources and management attention.

As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Furthermore, the need to establish and maintain the corporate infrastructure demanded of a U.S. public company may divert management’s attention from implementing our strategy. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a U.S. public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations has increased our legal and financial compliance costs and has made some activities more time-consuming. For example, these rules and regulations make it more expensive for us to obtain director and officer liability insurance.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Luxembourg laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

(i)	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(ii)	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(iii)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report a management report on such company’s internal control over financial reporting containing management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of such company’s internal control over financial reporting except where the company is a non-accelerated filer. We currently are a large accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures” in our 2021 Annual Report. Our independent registered public accounting firm has issued a report as of December 31, 2021. See “Item 15. Controls and Procedures—C. Report of Independent Registered Public Accounting Firm” in our 2021 Annual Report. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2022.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher.

If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

c.	Shareholder protection

MIC S.A. is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.

The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, sales, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our articles of association, as amended and restated (the “Articles of Association”) nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

In addition, under Luxembourg law, by contrast to the laws generally applicable to U.S. corporations, the duties of directors of a company are in principle owed to the company only, rather than to its shareholders. It is possible that a company may have interests that are different from the interests of its shareholders. Shareholders of Luxembourg companies generally do not have rights to take action themselves against directors or officers of the company. Directors or officers of a Luxembourg company must, in exercising their powers and performing their duties, act in good faith and in the interests of the company as a whole and must exercise due care, skill and diligence.

Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his or her vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

MIC S.A. is a Luxembourg public limited liability company (société anonyme) and some of its directors and executive officers are residents of countries other than the United States. Most of the Company’s assets and the assets of some of its directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or the Company or to enforce in U.S. courts or outside the United States judgments obtained against such persons or the Company. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws.

We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a judgment for the payment of money rendered by a U.S. federal or state court will only be recognized and enforced against MIC S.A. by a court in Luxembourg without re-examination of the merits of the case if it is a final judgment which is not subject to appeal or any other means of contestation, and if it complies with the applicable enforcement procedure (exequatur) conditions. As set out in the relevant provisions of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case law, these conditions are:

(i)	the foreign court awarding the international judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules of the forum, and such jurisdiction is recognized by Luxembourg private international law;

(ii)	the foreign judgment is enforceable in the foreign jurisdiction;

(iii)	the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules (however, based on case law (T.A. Luxembourg, 10 January 2008, no 111736) as well as legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

(iv)	the foreign court has acted in accordance with its own procedural laws;

(v)	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and

(vi)	the foreign judgment does not contravene international public policy (ordre public international) as understood under the laws of Luxembourg.

d.	Corporate governance practices

As a foreign private issuer and as permitted by the listing requirements of the Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.

As a foreign private issuer and in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For more information regarding the Nasdaq corporate governance requirements in lieu of which we follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nasdaq corporate governance exemptions” in our 2021 Annual Report.

Luxembourg law does not require that a majority of our board of directors consists of independent directors. While we currently have a board of directors that is independent of the Company (i.e., the board members are not members of management or employees of the Company), our board of directors may in the future include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Similarly, we have adopted a compensation committee, but Luxembourg law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice may vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. Luxembourg law does not require that we disclose information regarding third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).

In addition, as permitted by home country practice and as included in our Articles of Association, our nomination committee is appointed by the major shareholders of MIC S.A. and is not a committee of the MIC S.A. board of directors. Our practice therefore may vary from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

Furthermore, our Articles of Association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders (other than in respect of general meetings convened for the first time in relation to amendments to the Articles of Association). This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practice in Luxembourg. This practice differs from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. In addition, we may opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Item 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, and the notes thereto, included as Item 3 in this Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth under the heading “Forward-Looking Statements” in our Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2022 (hereinafter, the “2021 Annual Report”) and the risks described under the heading “Risk Factors” in Item 1 of this Report.

Operating Results

Factors affecting our results of operations

Our performance and results of operations have been and will continue to be affected by a number of factors and trends, including principally:

•	Macro and socio-demographic factors. These affect demand for and affordability of our services and include consumer confidence and expansion of the middle class, as well as foreign currency exchange rate volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class make our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and typically have more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect see “Item 11. Quantitative and Qualitative Disclosures About Risk—Foreign currency risk” in our 2021 Annual Report.

•	Competitive intensity, which largely reflects the number of market participants and the financial strength of each. Competitive intensity varies over time and from market to market. Markets tend to be more price competitive and less profitable for us when there are more market participants, and thus any future increase in the number of market participants in any of our markets would likely have a negative effect on our business.

•	Changes in regulation. Our business is highly dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability.

•	Technological change. Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are deploying alternatives such as DOCSIS 3.1 and FTTH in certain markets. Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC/FTTH network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.

•	Changes in consumer behavior and needs. In recent years, consumption of mobile services has shifted from voice and SMS to data services due largely to changes in consumer patterns, including for example the adoption and growth of social media, made possible by new smartphones on 4G networks capable of high quality live video streaming.

•	Political changes and geopolitical developments. The countries where we operate are characterized as having a high degree of political uncertainty, and electoral cycles can sometimes impact business investment, consumer confidence, and broader economic activity as well as inflation and foreign exchange rates. Moreover, changes in government can sometimes produce significant changes in taxation and regulation of the telecommunications industry that can have a material impact on our business and financial results. Our results can also be impacted by geopolitical developments outside of our principal geographic markets, such as Russia’s invasion of Ukraine and related sanctions, to the extent that they affect the economies or government policies of the countries in which we operate.

•	COVID-19. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity during 2020. According to data compiled by the University of Oxford, the government-imposed lockdowns in the vast majority of our markets were among the most stringent in the world. As a result, many of our stores and distribution channels were forced to close temporarily and a majority of our markets experienced very sharp reductions in mobility during 2020. These lockdowns immediately impacted our prepaid mobile business, which suffered a sharp decline, followed by a rapid recovery as the lockdowns eased. In our subscription businesses, the revenue erosion was more gradual than in mobile prepaid, and the recovery has also been more gradual. Finally, revenue from our B2B services has eroded gradually since the onset of the pandemic, as many small and mid-sized businesses struggle to cope with the health and economic crisis. During 2021 and during the first quarter of 2022, economic activity recovered gradually in our markets, and remittances from the U.S. to Central America sustained very strong double-digit growth. Our markets began vaccinating, and vaccination rates were above 60% in Colombia, Costa Rica, El Salvador and Panama, while they remained below 40% in Guatemala.

Additional factors and trends affecting our performance and the results of operations are set out under the heading “Forward-Looking Statements” in our 2021 Annual Report and under the heading “Risk Factors” in Item 1 of this Report.

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Factors affecting comparability of prior periods

Acquisitions

On November 12, 2021, Millicom signed and closed an agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (“Tigo Guatemala”) from our local partner for $2.2 billion in cash. As a result, Millicom owns a 100% equity interest in Tigo Guatemala. See “— Our segments” below and note 3 to our unaudited condensed consolidated financial statements for additional details regarding this acquisition and the accounting treatment thereof.

Divestitures and discontinued operations

Ghana

On April 19, 2021, we announced that we had signed a definitive agreement to sell our ownership in AirtelTigo to the Government of Ghana, and the sale was subsequently completed on October 13, 2021.

Tanzania

On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian, and the sale was subsequently completed on April 5, 2022. As a result of the sale, we will no longer report an Africa segment in our consolidated financial statements for future periods and the results of our Tanzania operations through the date of divestiture are reflected in our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, and will in all future periods be reflected, under the income statement caption “Profit (loss) from discontinued operations, net of tax” in our financial statements for future periods.

Guatemala and Honduras joint ventures

Though we hold a majority ownership interest in the entities that own the Honduras joint venture, the board of directors is composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we therefore account for our investments in these entities as equity method investments.

Prior to November 12, 2021, we held a majority interest in the entities that conducted the Guatemala joint venture (hereafter, “Tigo Guatemala”) and accounted for our investments in these entities as equity method investments, as neither we nor our partners controlled Tigo Guatemala. As a result of the acquisition of the remaining 45% equity interest in our operations in Guatemala on November 12, 2021, we have consolidated Tigo Guatemala in our consolidated financial statements since November 12, 2021. Accordingly, our results of operations for the three months ended March 31, 2022, which consolidate the results of Tigo Guatemala for the entire period, are not directly comparable to our results of operations for the three months ended March 31, 2021, which reflect Tigo Guatemala as an equity method investee for the entire period.

We report our share of the net income of these joint ventures in our consolidated statement of income under the caption “Share of profit in joint ventures.” The share of the net income of Tigo Guatemala is reflected in this caption up until November 12, 2021. On and after November 12, 2021, the Guatemala operations are consolidated within our consolidated statement of income.

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Our segments

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited condensed consolidated financial statements included elsewhere in this Report and will no longer report it in our consolidated financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for it using the equity method of accounting, along with our operations in Honduras.

Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto. As a result of the change in segments, the segment financial information reflected in the unaudited condensed consolidated financial statements included elsewhere in this Report is not comparable to our segment information for prior periods.

Our customer base

We generate revenue mainly from the mobile and cable and other fixed services that we provide and, to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Item 4. Information on the Company—B. Business Overview—Our services” in our 2021 Annual Report. Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.

We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call centers, data and mobile virtual network operators, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of Mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from that of other industry participants.

We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.

4

Mobile customers

	As of March 31,
	2022(ii)	2021(i)
	(in thousands, except where noted)
Mobile Customers	39,956	26,396
of which are 4G customers	19,282	11,948
Mobile customer ARPU (in U.S. dollars)	$6.07	$5.74

(i)	Recast to reflect Tanzania in discontinued operations, as discussed above.

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. As a result, numbers are not directly comparable with March 31, 2021 figures.

Home customers

	As of March 31,
	2022(ii)	2021(i)
	(in thousands, except where noted)
Total homes passed	12,237	10,438
Total customer relationships	4,762	3,877
HFC / FTTH homes passed	11,965	10,139
HFC / FTTH customer relationships	4,062	3,303
HFC / FTTH RGUs	8,524	6,931
HFC / FTTH broadband internet RGUs	3,719	3,071
Home ARPU (in U.S. dollars)	$27.47	$29.70

(i)	Recast to reflect Tanzania in discontinued operations, as discussed above.

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. As a result, numbers are not directly comparable with March 31, 2021 figures.

Results of operations

Consolidated results of operations for the three months ended March 31, 2022 and 2021

We have based the following discussion on our unaudited condensed consolidated financial statements included elsewhere in this Report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See also “— Factors affecting comparability of prior periods” above.

5

The following table sets forth certain consolidated statement of income data for the periods indicated:

	Three months ended March 31,
	2022(ii)	2021(i)	Percentage Change
	(U.S. dollars in millions, except percentages)
Revenue	1,408	999	40.9%
Cost of sales	(370)	(278)	(33.3)%
Gross profit	1,038	722	43.9%
Operating expenses	(474)	(360)	(31.8)%
Depreciation	(256)	(198)	(29.4)%
Amortization	(81)	(105)	22.7%
Share of profit in joint ventures	8	61	(87.0)%
Other operating income (expenses), net	—	(17)	98.4%
Operating profit	234	103	NM
Interest and other financial expenses	(143)	(133)	(7.3)%
Interest and other financial income	2	3	(35.9)%
Other non-operating (expenses) income, net	4	57	(92.6)%
Profit (loss) from other joint ventures and associates, net	1	(1)	NM
Profit before taxes from continuing operations	99	30	NM
Charge for taxes, net	(69)	(20)	NM
Profit for the period from continuing operations	29	9	NM
Non-controlling interests	(1)	19	NM
Profit (loss) for the period from discontinued operations	(5)	14	NM
Net profit for the period	23	42	(45.8)%

(i)	Recast to reflect Tanzania in discontinued operations, as discussed above.

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. As a result, numbers are not directly comparable with March 31, 2021 figures.

Revenue

Revenue increased by 40.9% for the three months ended March 31, 2022 to $1,408 million from $999 million for the three months ended March 31, 2021. $394 million of the increase in revenue reflects the impact of the acquisition of Tigo Guatemala, as discussed above. The remaining $15 million of the increase in revenue was primarily due to growth across substantially all business units and countries.

Guatemala represented 28% of our consolidated revenue in the three months ended March 31, 2022 and was not consolidated in the three-month period ending March 31, 2021. Colombia represented over 25%, Bolivia, Paraguay and Panama each represented between 10% and 11%, El Salvador represented 8% and Costa Rica and Nicaragua represented less than 7% of our consolidated revenue in the three months ended March 31, 2022. El Salvador experienced the highest relative increase in revenues between periods of $10 million, or 8.9%, as a result of strong growth in every

6

business unit. Revenue in Panama increased $6 million or 3.7%, as a result of strong growth in the mobile business driven by an increase in customer base over the past year.

Cost of sales

Cost of sales increased by 33.3% for the three months ended March 31, 2022 to $370 million from $278 million for the three months ended March 31, 2021. Of the increase, $88 million was attributable to the Tigo Guatemala acquisition. The remaining $4 million of the increase was primarily due to a reduction in bad debt expense.

Operating expenses

Operating expenses increased by 31.8% for the three months ended March 31, 2022 to $474 million from $360 million for the three months ended March 31, 2021. Of the increase, $89 million was attributable to the Tigo Guatemala acquisition. The remaining $26 million of the increase was primarily due to increased investment to support the development and expansion of our Tigo Money fintech business, as well as sales and marketing costs to support growth, especially in our Colombia business.

Depreciation

Depreciation increased by 29.4% for the three months ended March 31, 2022 to $256 million from $198 million for the three months ended March 31, 2021. Substantially all of the increase was attributable to the consolidation of Tigo Guatemala and the related purchase price allocation.

Amortization

Amortization declined by 22.7% for the three months ended March 31, 2022 to $81 million from $105 million for the three months ended March 31, 2021. The decline was due to the accelerated amortization of the legacy Cable Onda brand in Tigo Panama in 2021, which impacted the three months ended March 31, 2021, the effect of which was partially offset by the acquisition of Tigo Guatemala, which increased amortization by $24 million.

Share of profit in our joint ventures

Share of profit in our joint ventures decreased by 87.0% for the three months ended March 31, 2022 to $8 million from $61 million for the three months ended March 31, 2021, reflecting the impact of the Tigo Guatemala acquisition, as Tigo Guatemala contributed $54 million to this caption in the three months ended March 31, 2021 but was not included in the three months ended March 31, 2022. Excluding the impact of the Tigo Guatemala acquisition, share of profit in our joint ventures would have increased by 11% or $1 million, due to increased profitability in Honduras.

Other operating income (expenses), net

Other operating income (expenses), net, were nil for the three months ended March 31, 2022 compared to $17 million for the three months ended March 31, 2021. For the three months ended March 31, 2021 this caption included a $21 million provision for our Ghana joint venture, which was later disposed in October 2021.

Interest and other financial expenses

Interest and other financial expenses increased by 7.3% for the three months ended March 31, 2022 to $143 million from $133 million for the three months ended March 31, 2021, reflecting the

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consolidation of Tigo Guatemala and the impact of the bridge loan to finance the Tigo Guatemala acquisition and the subsequent refinancing of a portion of the bridge loan with the proceeds of debt issuances by us and Tigo Guatemala. As a result of refinancing activity in the last twelve months, the outstanding amount on the bridge loan was reduced to $450 million as of March 31, 2022.

Interest and other financial income

Interest and other financial income decreased by 35.9% for the three months ended March 31, 2022 to $2 million from $3 million for the three months ended March 31, 2021.

Other non-operating (expenses) income, net

Other non-operating (expenses) income, net, decreased by $53 million to $4 million for the three months ended March 31, 2022 from $57 million for the three months ended March 31, 2021. For the three months ended March 31, 2022 this caption reflects a gain on foreign exchange hedges, partly offset by foreign exchange losses, while for the three months ended March 31, 2021, this caption reflected the revaluation of our former equity investment in Helios Towers, as well as foreign exchange gains.

Profit (loss) from other joint ventures and associates, net

Gains from other joint ventures and associates, net, remained stable at $1 million for the three months ended March 31, 2022 compared to $1 million for the three months ended March 31, 2021.

Charges for taxes, net

Charges for taxes, net increased to $69 million for the three months ended March 31, 2022 from $20 million for the three months ended March 31, 2022. The increase is primarily due to the acquisition of Tigo Guatemala and to a one-off $25 million provision resulting from an adverse tax ruling related to earlier years.

The main components of charges for taxes, net are the income tax generated by most of the operations and the withholding tax we pay when cash is repatriated from our local operations. We also have net losses mainly in our corporate entities that reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carry-forwards.

Net profit for the period

Net profit for the three-month period ended March 31, 2022 was $23 million, compared to $42 million in the three-month period ended March 31, 2021. Profit for the period from continuing operations increased by $20 million for the three months ended March 31, 2022 to $29 million from $9 million for the three months ended March 31, 2021, for the reasons stated above.

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Group Segment results of operations for the three months ended March 31, 2022 and 2021

See “—Our segments” above.

The following table sets forth certain segment data, which has been extracted from note 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report, where segment data is reconciled to consolidated data, for the periods indicated:

	Three months ended March 31,
	2022	2021	Percentage Change
	Group	Group	Group
	(U.S. dollars in millions, except percentages)
Mobile revenue	844	833	1.3%
Cable and other fixed services revenue	570	563	1.3%
Other revenue	18	16	14.2%
Service revenue	1,432	1,412	1.4%
Telephone and equipment revenue	117	118	(0.7)%
Revenue	1,549	1,529	1.3%
Operating profit	256	201	26.9%
Add back:
Depreciation and amortization	363	416	(12.7)%
Other operating income (expenses), net	—	18	(97.2)%
EBITDA	620	635	(2.5)%

The following table sets forth revenue from continuing operations by country for certain of the countries in our footprint:

	Three months ended March 31,
	2022	2021	Percentage Change
	(U.S. dollars in millions, except percentages)
Colombia	357	357	—%
Guatemala	394	389	1.1%
Panama	158	152	3.7%
Paraguay	137	137	(0.6)%
Honduras	142	146	(2.7)%
Bolivia	155	155	0.3%
El Salvador	117	107	8.9%

Group segment revenue

Group segment revenue increased by 1.3% for the three months ended March 31, 2022 to $1,549 million from $1,529 million for the three months ended March 31, 2021. The increase was mainly due

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to growth in substantially all countries and business units during the quarter, partially offset by depreciating local currencies. Revenue in Guatemala increased $4 million, or 1.1%, due to strong growth in our Home and B2B businesses, which offset softer performance in Mobile during the period.

Group segment operating profit

Group segment operating profit increased by 26.9% for the three months ended March 31, 2022 to $256 million from $201 million for the three months ended March 31, 2021. This increase reflected increased segment revenue and was due to mainly decreased amortization and depreciation as we fully amortized some brands in Panama in 2021 on an accelerated basis.

Group segment EBITDA

Group segment EBITDA is segment operating profit excluding depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Group segment EBITDA is used by the management to monitor the segmental performance and for capital management and is further detailed in note 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Group segment EBITDA decreased by 2.5% for the three months ended March 31, 2022 to $620 million from $635 million for the three months ended March 31, 2021. The decrease was attributable mainly to increased corporate costs reflecting increased investment to support the expansion of our Tigo Money business, and foreign exchange losses.

Other financial data

	March 31,
	2022	2021
Group (consolidated):	(U.S. dollars in millions, except percentages)
Net cash provided by operating activities	268	87
Net cash used in investing activities	(247)	(238)
Net cash provided by (used in) financing activities	(198)	(119)
Operating free cash flow(1)	101	(38)
Free cash flow(1)	(83)	(195)
Equity free cash flow(1)	(69)	(183)
Service revenue	1,300	946
Telephone and equipment revenue	109	54
Revenue	1,408	999
Revenue growth	40.9%	0.1%
Revenue organic growth(2)	4.5%	2.8%
Service revenue growth	37.4%	(0.1)%
Service revenue organic growth(2)	4.6%	2.5%

10

(1) Free Cash Flow Measures

Operating free cash flow

Operating free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Operating free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Operating free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Operating free cash flow may not be comparable to other similarly titled measures presented by other companies. Operating free cash flow is included in this report because it is used by our management, and we believe it may be useful to investors, to evaluate our core operational cash flow performance from period to period, as reflected in the adjustments in the reconciliation table below. Operating free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.

Free cash flow

Free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Free cash flow may not be comparable to other similarly titled measures presented by other companies. Free cash flow is included in this report because it is used by our management, and we believe may be useful to investors, to evaluate our cash flow performance from period to period as it reflects the operating free cash flow generated as described above after net finance charges paid, lease interest payments, taking net cash provided by operating activities, less purchase of property plant and equipment, plus proceeds from sale of property, plant and equipment, less purchase of intangible assets, less purchase of spectrum and licenses, plus proceeds from sale of intangible assets, plus lease principal repayments. Free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.

Equity free cash flow

Equity free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Equity free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Equity free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Equity free cash flow may not be comparable to other similarly titled measures presented by other companies. Equity free cash flow is included in this report because it is used by our management, and we believe may be useful to investors, to evaluate our cash flow performance from period to period as it reflects our non–IFRS Free cash flow as described above with the addition of cash repatriation received from our joint venture and associates and the deduction of dividends paid to non–controlling interests. Equity free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.

11

The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow and Equity free cash flow for the Millicom Group:

	March 31,
	2022	2021
Net cash provided by operating activities	268	87
Purchase of property, plant and equipment	(196)	(171)
Proceeds from sale of property, plant and equipment	4	1
Purchase of intangible assets	(84)	(63)
Purchase of spectrum and licenses	(30)	(20)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	140	128
Operating free cash flow	101	(38)
Interest (paid), net	(140)	(128)
Lease principal repayments	(44)	(29)
Free cash flow	(83)	(195)
Repatriation from joint ventures and associates	14	15
Dividends paid to non-controlling interests	—	(3)
Equity free cash flow	(69)	(183)

On November 12, 2021, we acquired the remaining 45% interest in our Guatemala operation, and we began to consolidate Guatemala as of that date. As a result, Cash Flow metrics for 2022 are not directly comparable to those of 2021, which did not include Guatemala. Additionally, cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

(2) Revenue and Service Revenue Organic Growth

Revenue Organic Growth and Service Revenue Organic Growth are non-IFRS measures and are not uniformly or legally defined financial measures. Revenue Organic Growth and Service Revenue Organic Growth are not substitutes for IFRS measures in assessing our overall operating performance. Because Revenue Organic Growth and Service Revenue Organic Growth are not determined in accordance with IFRS, and are susceptible to varying calculations, Revenue Organic Growth and Service Revenue Organic Growth may not be comparable to other similarly titled measures presented by other companies.

Revenue Organic Growth and Service Revenue Organic Growth are included in this report because our management uses these measures to evaluate our core revenue generating performance from period to period, having eliminated, (1) changes in perimeter due to acquisitions and, (2) currency fluctuations.

To eliminate the impact of currency fluctuations, we use recent U.S. dollar exchange rate data for the local non-U.S.-dollar currencies of the markets in which we operate to determine an estimated, or budgeted, exchange rate for such currencies. Revenues and service revenues in non-U.S.-dollar currencies from both the more recent period and the corresponding period of the prior year are then translated into U.S. dollars at the same budgeted exchange rates. Revenue Organic Growth and Service Revenue Organic Growth have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for an analysis of our results as reported under IFRS.

The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue:

12

	Revenue		Service Revenue
	As of and for the period ended March 31,
	2022	2021	2022	2021
Current period	1,408	999	1,300	946
Prior year period	999	998	946	946
Reported Growth	40.9%	0.1%	37.4%	(0.1)%
Change in perimeter impact(i)	(38.5)%	2.3%	(35.0)%	1.9%
Foreign exchange impact and other(ii)	2.1%	0.5%	2.2%	0.6%
Organic Growth	4.5%	2.8%	4.6%	2.5%

(i)	The following change in perimeter impact was eliminated to calculate revenue organic growth: a positive $389 million revenue impact for the period ended March 31, 2021 and $365 million revenue impact for the period ended March 31, 2020 due to revenue generated by Tigo Guatemala which was consolidated as of November 12, 2021. The following change in perimeter impact was eliminated to calculate service revenue growth: a positive $335 million service revenue impact for the period ended March 31, 2021 and $316 million service revenue impact for the period ended March 31, 2020 due to service revenue generated by Tigo Guatemala which was consolidated as of November 12, 2021.

(ii)	The following foreign exchange impacts were eliminated to calculate revenue organic growth: a negative $21 million revenue impact for the period ended March 31, 2022 and a negative $5 million revenue impact for the period ended March 31, 2021. The following foreign exchange and other fluctuation impacts were eliminated to calculate service revenue organic growth: a negative $21 million service revenue impact for the period ended March 31, 2022 and a negative $6 million service revenue impact for the period ended March 31, 2021.

Liquidity and Capital Resources

Overview

The Millicom Group’s sources of funds are cash from operations, internal and external financing as well as proceeds from the disposal of assets. The Millicom Group finances its operations centrally at the MIC S.A. level or alternatively, where it deems it more cost effective to do so, at the operational level.

In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and finance leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the Inter-American Development Bank and the International Finance Corporation.

If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities, through new borrowings, including under new credit facilities or issuances of debt securities, and, if necessary, we may issue equity to raise funds.

As of March 31, 2022 and December 31, 2021, respectively, $210 million and $260 million of the Millicom Group’s cash and cash equivalents balance was at the MIC S.A. level and a further $485 million and $635 million was at the operating subsidiaries level.

If funds at the foreign operating subsidiaries level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.

As of March 31, 2022 and December 31, 2021, our total consolidated indebtedness excluding lease liabilities was $7,423 million and $7,744 million, respectively.

13

We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Cash repatriation

Progressive improvement in operating and financial performance of our operations has enabled the repatriation of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments. The significant increase in repatriation from subsidiaries in the period ended March 31, 2022 followed the issuance of a new $900 million bond by our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A., the proceeds of which were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations.

The following table sets forth cash repatriated to MIC S.A. from our subsidiaries and joint ventures for the periods presented:

	March 31,
	2022	2021
	(U.S. dollars in millions)
Subsidiaries	1,059	212
Joint ventures	13	12
Total	1,071	224

In each case, the repatriated cash was principally used to cover corporate center expenses, service corporate debt, pay corporate center taxes and pay the group dividend.

Some of our operating subsidiaries and joint ventures have covenants on debt outstanding that impose restrictions on their ability to upstream cash to MIC S.A. As a result of these restrictions, significant cash or cash equivalent balances may be held from time to time at our operating subsidiaries and joint ventures.

Cash flows

Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.

Three months ended March 31, 2022 and 2021

For the three months ended March 31, 2022, cash provided by operating activities was $268 million, compared to $87 million for the three months ended March 31, 2021. The increase was mainly due to the consolidation of Tigo Guatemala on November 12, 2021.

Cash used in investing activities was $247 million for the three months ended March 31, 2022, compared to $238 million for the three months ended March 31, 2021. In the three months ended March 31, 2022, Millicom used $196 million to purchase property, plant and equipment and $115 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of $14 million in cash repatriation from joint ventures and associates and $4 million from the sale of property, plant and equipment such as towers. Cash used in investing activities was $238 million for the three months ended March 31, 2021. In the three months ended March 31, 2021, Millicom used $171 million to purchase property, plant and equipment and $83 million to purchase intangible assets

14

and licenses, and these items were partially offset by proceeds of $1 million from the sale of property, plant and equipment such as towers.

Cash used in financing activities was $198 million for the three months ended March 31, 2022, compared to $119 million for the three months ended March 31, 2021. In the three months ended March 31, 2022, we raised $1,166 million in new debt, which was more than offset by debt repayments of $1,320 million and lease liability repayments of $44 million. In the three months ended March 31, 2021, we raised $160 million in proceeds from new financings, which was more than offset by repaid debt of $394 million and lease liabilities of $29 million.

Capital expenditures

Historical capital expenditures

Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the three-month periods ended March 31, 2022 and 2021 are set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC / FTTH network, connection of new homes, IT investments and spectrum.

	March 31,
	2022	2021
	(U.S. dollars in millions)
Additions to property, plant and equipment	159	95
Additions to licenses and other intangibles	129	25
Total consolidated additions	288	120

Capital expenditure commitments

As of March 31, 2022, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of $676 million from a number of suppliers, of which $476 million was within one year and $200 million more than one year. Out of these commitments, $36 million relate to the Company’s share in joint ventures ($36 million within one year). We expect to meet these commitments from our current cash balance and from cash generated from our operations.

Financing

We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A. As of March 31, 2022, 59% or $4,355 million of our total consolidated debt, excluding lease liabilities of $1,071 million, was at the operational level (excluding our Honduras joint venture) and non-recourse to MIC S.A., and 66% of this debt was denominated in local currency. In addition, as of March 31, 2022 our joint venture in Honduras had $288 million of debt excluding lease liabilities which was non-recourse to MIC S.A.

Consolidated indebtedness

Millicom’s total consolidated debt excluding lease liabilities as of March 31, 2022 was $7,423 million (December 31, 2021: $7,744 million) and our total consolidated net debt (representing total consolidated debt after deduction of cash and cash equivalents of $699 million and pledged deposits of

15

$3 million) was $6,724 million (December 31, 2021: $6,814 million, based on cash and cash equivalents of $895 million and pledged deposits of $35 million).

Including lease liabilities, Millicom's total consolidated financial obligations as of March 31, 2022 were $8,494 million (December 31, 2021: $8,911 million) and our total consolidated net financial obligations (representing total consolidated financial obligations after deduction of cash, cash equivalents, and pledged deposits as disclosed above) were $7,795 million (December 31, 2021: $7,981 million).

Our consolidated interest and other financial expenses for the three-month periods ended March 31, 2022 and 2021 were $143 million and $133 million, respectively.

Millicom's lease liabilities as of March 31, 2022 were $1,071 million. 99% of our consolidated lease liabilities or $1,055 million, was at the operational level (excluding our joint venture in Honduras) and non-recourse to MIC S.A.

The following table sets forth our consolidated debt and financing by entity or operational entity location as of the dates indicated:

	March 31, 2022	December 31, 2021
	(US$ millions)
MIC S.A. (Luxembourg)	3,068	4,020
Latin America:
Guatemala (i)	1,497	605
Colombia	739	802
Paraguay	744	751
Bolivia	310	310
El Salvador	99	99
Costa Rica	118	121
Panama	847	846
Africa:
Tanzania	0	188
Total debt and financing	7,423	7,744

(i)	Fully consolidated as a subsidiary from November 12, 2021. Debt and financing at the Guatemala joint venture at March 31, 2021 was $1,497 million. In the first quarter of 2022, Walkers Fiduciary Limited, the trustee of CT Trust (acting for the benefit of Tigo Guatemala), issued $900 million aggregate principal amount of new debt, in the form of its 5.125% Senior Notes due 2032, which are guaranteed by Tigo Guatemala. Additionally, in April 2022 we repaid an additional $100 million on the bridge loan, mainly with the proceeds of the sale of our Tanzania business.

For a more detailed description of our outstanding financial obligations, including our credit facilities and outstanding bond or note issuances, see note 11 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our financing facilities at the MIC S.A. level are subject to a number of financial covenants, including net leverage and interest coverage requirements. In addition, certain financings at the MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.

Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash

16

levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.

Indebtedness of joint ventures

With respect to the Honduras joint venture, total debt excluding lease liabilities as of March 31, 2022 was $288 million. As of March 31, 2022, our joint venture in Honduras had lease liabilities of $62 million. The total net debt (representing total debt after deduction of cash, cash equivalents, and pledged deposits of $49 million) was $239 million. Interest expense for the Honduras joint venture for the three-month periods ended March 31, 2022 and 2021 was $7 million and $9 million, respectively.

The financial obligations of the Honduras joint venture as of March 31, 2022 and December 31, 2021 amounted to $350 million and $340 million, respectively.

The financing facilities of the Honduras joint venture are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.

With respect to our operations in Guatemala (former joint venture, see note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report) interest expense for the periods ended March 31, 2021 and 2021 was $22 million and $16 million, respectively.

Commitments and Contingencies

The Millicom Group has various contractual obligations and commitments to make future payments, including debt agreements and payables for license fees and lease obligations. For additional information, see Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Tabular Disclosure of Contractual Obligations” in our 2021 Annual Report. Except as disclosed elsewhere in this Report, our contractual obligations and commitments have not changed materially from those disclosed in our Annual Report.

Off-Balance Sheet Arrangements

As of March 31, 2022, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $277 million. Assets pledged by the Millicom Group for these debts and financings amounted to $3 million as of March 31, 2022. The table below details the maximum exposure under these guarantees and their remaining terms, as of March 31, 2022.

	Total	Less than 1 year	1-3 years	3-5 years
	(US$ millions)
Theoretical maximum exposure	277	53	6	218

Recent Developments

New Share Repurchase Plan

On May 4, 2022, our annual general meeting of shareholders voted to terminate our previously approved share repurchase plan and approved a new share repurchase plan to purchase a maximum number of our common shares, including in the form of Swedish Depositary Receipts, equal to up to 10% of our outstanding share capital on May 4, 2022 (the date we publicly announced the new plan). The repurchases may be made at market prices on a regulated market or in any other manner permitted by applicable law at a price per share not to exceed 110% of the most recent closing trading price of the common shares on the Nasdaq Stock Market in the United States (provided that, in this latter circumstance, the minimum repurchase price per share is above SEK 50 (or the U.S. dollar equivalent)).

Potential Repurchase of Cable Onda Minority Interest

In May 2022, the minority shareholders of Cable Onda S.A. informed us that they expect to exercise their put option with respect to their outstanding 20% stake in Cable Onda S.A. in or around June 2022. See Note C.7.4 to the audited consolidated financial statements included in our 2021 Annual Report. In the event the put option is exercised, we expect the exercise will involve consideration of approximately $290 million in cash, subject to certain adjustments following our discussions with the minority shareholders, after which we will own 100% of Cable Onda S.A.

17

Item 3

Unaudited Interim Condensed Consolidated Financial Statements

For the three-month period ended March 31, 2022

May 10, 2022

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2022

in millions of U.S. dollars except per share data	Notes	Three months ended March 31, 2022 (ii)	Three months ended March 31, 2021 (i)
Continuing Operations
Revenue	5	1,408	999
Cost of sales		(370)	(278)
Gross profit		1,038	722
Operating expenses		(474)	(360)
Depreciation		(256)	(198)
Amortization		(81)	(105)
Share of profit in joint ventures (ii)	8	8	61
Other operating income (expenses), net		—	(17)
Operating profit	5	234	103
Interest and other financial expenses	11	(143)	(133)
Interest and other financial income	11	2	3
Other non-operating (expenses) income, net	6	4	57
Profit (loss) from other joint ventures and associates, net	3	1	(1)
Profit before taxes from continuing operations		99	30
Tax (charge), net		(69)	(20)
Profit from continuing operations		29	9
Profit (loss) from discontinued operations, net of tax	4	(5)	14
Net profit for the period		24	24

Attributable to:
Owners of the Company		23	42
Non-controlling interests		1	(19)

Earnings/(loss) per common share for net profit/(loss) attributable to the owners of the Company:
Basic ($ per share)	7	0.23	0.41
Diluted ($ per share)	7	0.23	0.41

(i)	Re-presented for discontinued operations (see note 4).

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers are not be directly comparable with March 31, 2021 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2022

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Net profit for the period	24	24
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	21	(48)
Change in value of cash flow hedges, net of tax effects	3	4
Total comprehensive income (loss) for the period	49	(20)

Attributable to:
Owners of the Company	46	5
Non-controlling interests	3	(25)

Total comprehensive income for the period arises from:
Continuing operations	55	(34)
Discontinued operations	(6)	14

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of financial position as at March 31, 2022

in millions of U.S. dollars	Notes	March 31, 2022	December 31, 2021 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,547	7,520
Property, plant and equipment, net	9	3,202	3,382
Right of use assets		942	1,024
Investments in joint ventures	3, 8	604	596
Investments in associates		8	22
Contract costs, net		9	8
Deferred tax assets		184	180
Derivative financial instruments	14	13	21
Amounts due from non-controlling interests, associates and joint ventures	13	17	24
Other non-current assets		74	74
TOTAL NON-CURRENT ASSETS		12,599	12,852

CURRENT ASSETS
Inventories		90	63
Trade receivables, net		393	405
Contract assets, net		70	69
Amounts due from non-controlling interests, associates and joint ventures	13	43	42
Prepayments and accrued income		207	168
Current income tax assets		89	104
Supplier advances for capital expenditure		19	35
Other current assets		244	302
Restricted cash		55	203
Cash and cash equivalents		695	895
TOTAL CURRENT ASSETS		1,906	2,286
Assets held for sale	4	661	—
TOTAL ASSETS		15,166	15,139

(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of financial position as at March 31, 2022 (continued)

in millions of U.S. dollars	Notes	March 31, 2022	December 31, 2021 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		627	628
Treasury shares		(50)	(60)
Other reserves		(581)	(594)
Retained profits		2,614	2,019
Net profit for the period attributable to equity holders		23	590
Equity attributable to owners of the Company		2,633	2,583
Non-controlling interests		158	157
TOTAL EQUITY		2,791	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,880	5,904
Lease liabilities	11	917	996
Derivative financial instruments	14	16	1
Payables and accruals for capital expenditure		516	435
Provisions and other non-current liabilities		364	364
Deferred tax liabilities		159	214
TOTAL NON-CURRENT LIABILITIES		8,853	7,914

CURRENT LIABILITIES
Debt and financing	11	542	1,840
Lease liabilities	11	154	171
Put option liability	14	290	290
Derivative financial instruments		1	—
Payables and accruals for capital expenditure		347	452
Other trade payables		380	347
Amounts due to non-controlling interests, associates and joint ventures	13	77	74
Accrued interest and other expenses		458	539
Current income tax liabilities		119	128
Contract liabilities		92	97
Provisions and other current liabilities		323	546
TOTAL CURRENT LIABILITIES		2,782	4,485
Liabilities directly associated with assets held for sale	4	739	—
TOTAL LIABILITIES		12,375	12,399
TOTAL EQUITY AND LIABILITIES		15,166	15,139

(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of cash flows for three- month period ended March 31, 2022

in millions of U.S. dollars	Notes	March 31, 2022	March 31, 2021 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		99	30
Loss before taxes from discontinued operations	4	(3)	(3)
Profit (loss) before taxes		96	27
Adjustments to reconcile to net cash:
Interest expense on leases		38	39
Interest expense on debt and other financing		116	108
Interest and other financial income		(2)	(3)
Adjustments for non-cash items:
Depreciation and amortization	5	358	324
Share of net profit in joint ventures		(8)	(61)
(Gain) loss on disposal and impairment of assets, net		2	17
Share-based compensation		7	(3)
Loss from other joint ventures and associates, net		(1)	1
Other non-cash non-operating (income) expenses, net	6	(5)	(57)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(77)	(86)
Decrease (increase) in inventories		(28)	(10)
Increase (decrease) in trade and other payables, net		(24)	(73)
Increase (decrease) in contract assets, liabilities and costs, net		(3)	—
Total changes in working capital		(131)	(168)
Interest paid on leases		(38)	(36)
Interest paid on debt and other financing		(104)	(92)
Interest received		1	—
Taxes paid		(62)	(9)
Net cash provided by operating activities		268	87
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		11	(1)
Proceeds from disposal of subsidiaries and associates, net of cash disposed		3	8
Purchase of spectrum and licenses		(30)	(20)
Purchase of other intangible assets	10	(84)	(63)
Purchase of property, plant and equipment	9	(196)	(171)
Proceeds from sale of property, plant and equipment	9	4	1
Dividends and dividend advances received from joint ventures		1	—
Settlement of financial derivative instruments	14	8	—
Transfer (to) / from pledge deposits		33	—
Cash (used in) provided by other investing activities, net		4	8
Net cash used in investing activities		(247)	(238)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2022 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,166	160
Repayment of debt and other financing	11	(1,320)	(394)
Loan repayment from (advance to) joint venture		—	148
Lease capital repayment		(44)	(29)
Advances and dividends paid to non-controlling interests		—	(3)
Net cash used in financing activities		(198)	(119)
Exchange impact on cash and cash equivalents, net		1	(2)
Net decrease in cash and cash equivalents		(176)	(272)
Cash and cash equivalents at the beginning of the year		895	875
Effect of cash in disposal group held for sale	4	(24)	—
Cash and cash equivalents at the end of the period		695	602

(i)	Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2022

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	42	(37)	5	(25)	(20)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(98)	—	—	(6)	2	—	(4)	—	(4)
Share based compensation	—	—	—	—	—	—	(3)	(3)	—	(3)
Issuance of shares under share-based payment schemes	—	418	—	(2)	24	2	(24)	—	—	—
Balance on March 31, 2021	101,739	(206)	153	476	(12)	2,066	(626)	2,057	188	2,246

Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	23	22	46	3	49
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(88)	—	—	(3)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	7	7	—	7
Issuance of shares under share-based payment schemes	—	357	—	(2)	14	4	(16)	—	—	—
Balance on March 31, 2022	101,739	(1,270)	153	474	(49)	2,637	(581)	2,633	158	2,791

(i)	Retained profits – includes profit for the year attributable to equity holders, of which at March 31, 2022, $475 million (2021: $486 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2022, Millicom withheld approximately 88,055 shares (2021: 98,388 shares) for the settlement of tax obligations on behalf of employees under share-based compensation plans.

(iii)	The authorized share capital amounts to $300 million divided into 200,000 shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala") and since that date owns 100% equity interest and fully consolidates Tigo Guatemala (see note 3). Accordingly, the statements of income, cash flows in these unaudited interim condensed consolidated financial statements are not directly comparable with Q1 2021 figures and the statement of financial position has been restated accordingly (refer to note 3).

On March 10, 2022, our operations in Tanzania were classified as discontinued operations in the statement of income and as assets held for sale in the statement of financial position after the Group obtained all necessary approvals to conclude the announced divestiture (see note 4). As a result, the numbers in the statement of income have been re-presented for all periods shown. The sale was completed on April 5, 2022 and will be accounted for in the Group's Q2 figures.

On April 27, 2022, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2021 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	On-going COVID-19 pandemic and Russia-Ukraine war - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

In February 2022, the Russian Federation commenced an invasion in the country of Ukraine. As a result of this action, various nations have instituted economic sanctions against the Russian Federation. Given the Group has no direct activities in that region of the world, management's view is that these developments and sanctions are unlikely to have a significant impact on the financial results of the Group going forward. Nonetheless, since the situation continues to evolve it remains difficult at this stage to estimate all the direct and indirect impacts which may arise.

In addition, the COVID-19 pandemic continues to have widespread and unpredictable impacts on global societies, economies, financial markets and business practices.

The Group continues to monitor the developments of the aforementioned events.

As of March 31, 2022, and for the three-month period ended March 31, 2022, management did not identify any significant adverse accounting effects as a result of the above-mentioned events.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability (not yet endorsed by the EU).

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented (not yet endorsed by the EU).

10

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the three-month period ended March 31, 2022

There were no material acquisitions during the three-month period ended March 31, 2022.

Acquisitions 2021

On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition has been financed through a bridge facility (see note 11).

As of March 31, 2022, Millicom has finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities and comparative figures as of December 31, 2021 have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021 As reported	Impact of the finalization of the purchase accounting of	December 31, 2021 As restated	Reason for the change
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(201)	7,520	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current)	1,008	17	1,024	(iii)

(i)	Impact on intangibles resulting from the adjustments explained below.

(ii)	See updated fair values section below. Mainly relates to property, plant and equipment step up.

(iii)	See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Guatemala acquisition are provided below.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%)	Updated fair values (100%)	Changes
Intangible assets (excluding goodwill) (i)	1,294	1,917	623
Property, plant and equipment (ii)	547	731	184
Right of use assets (iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	245	245	—
Trade receivables (iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,521	3,345	823
Lease liabilities (iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	280	280	—
Total liabilities assumed	901	901	—
Fair value of assets acquired and liabilities assumed, net - A	1,620	2,443	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,588	1,765	(823)
Revaluation of previously held interests - C-B-D=F (v)	670	670	—
Total goodwill - E+F=G	3,258	2,434	(823)

(i)	Fair value step-up have been recognized mainly on the following intangible assets:

a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.

b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.

c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.

(ii)	A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired approximate their carrying value of $42 million.

(v)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and $28 million of net profit to the Group. If Tigo Guatemala had been acquired on January 1, 2021, incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian. This decision was taken in line with the Group's strategy to re-invest capital into Latin America. On March 10, 2022, the Group obtained the final necessary regulatory approvals and completed the transaction on April 5, 2022 (see note 15). Consequently, as from March 10, 2022 and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations'. Comparative figures of the statement of income have been re-presented accordingly.

The carrying amounts of assets and liabilities in our operations in Tanzania that were transferred to assets held for sale are as follows:

Assets and liabilities held for sale (in millions of U.S. dollars)	March 10, 2022
Intangible assets, net	57
Property, plant and equipment, net	166
Right of use assets	163
Other non-current assets	15
Current assets	235
Cash and cash equivalents	24
Total assets of disposal group held for sale	661
Non-current financial liabilities	382
Current liabilities	357
Total liabilities of disposal group held for sale	739
Net assets / book value	(79)

The operating results of the discontinued operation for the three-month period ended March 31, 2022 and March 31, 2021 are set out below. The figures shown below are after inter-company eliminations.

Results from Discontinued Operations (in millions of U.S. dollars)	Three months ended March 31, 2022	Three months ended March 31, 2021
Revenue	88	89
Cost of sales	(26)	(25)
Operating expenses	(27)	(31)
Depreciation and amortization	(21)	(21)
Other operating income (expenses), net	4	—
Other expenses linked to the disposal of discontinued operations	(5)	—
Operating profit (loss)	8	12
Interest income (expense), net	(12)	(15)
Profit (loss) before taxes	(3)	(3)
Credit (charge) for taxes, net	(3)	17
Net profit/(loss) from discontinuing operations	(5)	14
Cash from (used in) operating activities, net	17	21
Cash from (used in) investing activities, net	4	—
Cash from (used in) financing activities, net	—	—
Net cash inflows/(outflows)	21	21

13

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, see note 4, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two segments, and were reflected as such in the consolidated financial statements. As a result of the sale of the Tanzania business, going forward we will no longer report an Africa segment in our consolidated financial statements for future periods and the historical results of our Tanzania operations through the date of divestiture will be reflected under the income statement caption “Discontinued operations” in our financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called ‘Group Segment’, which include our Latam figures, and the region and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala for comparative periods. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala (see note 3). Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras.

Revenue, operating profit (loss), EBITDA and other segment information for the three-month periods ended March 31, 2022 and 2021, are as follows:

Three months ended March 31, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras(vii)	Eliminations and transfers	Group
Mobile revenue	844	(107)	—	737
Cable and other fixed services revenue	570	(26)	1	545
Other revenue	18	(1)	—	18
Service revenue (i)	1,432	(134)	2	1,300
Telephone and equipment and other revenue (i)	117	(8)	—	109
Revenue	1,549	(142)	2	1,408
Operating profit (loss)	256	(29)	8	234
Add back:
Depreciation and amortization	363	(26)	—	337
Share of profit in joint ventures (viii)	—	—	(8)	(8)
Other operating income (expenses), net	—	—	—	—
EBITDA (ii)	620	(56)	—	564
EBITDA from discontinued operations	30	—	—	30
EBITDA incl discontinued operations	650	(56)	—	594
Capital expenditure (iii)	(301)	25	—	(276)
Spectrum paid	(30)	—	—	(30)
Changes in working capital and others (iv)	(124)	—	—	(124)
Taxes paid	(65)	3	—	(62)
Operating free cash flow (v)	129	(27)	—	101
Total Assets (vi)	15,523	(1,087)	730	15,166
Total Liabilities	12,918	(669)	126	12,375

14

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2021 (in millions of U.S. dollars)	Group Segment (viii)	Guatemala and Honduras	Eliminations and transfers	Group
Mobile revenue	833	(379)	1	454
Cable and other fixed services revenue	563	(90)	5	477
Other revenue	16	(2)	—	15
Service revenue (i)	1,412	(471)	5	946
Telephone and equipment revenue (i)	118	(64)	—	54
Revenue	1,529	(535)	5	999
Operating profit (loss)	201	(160)	62	103
Add back:
Depreciation and amortization	416	(114)	—	303
Share of profit in joint ventures	—	—	(62)	(62)
Other operating income (expenses), net	18	—	—	17
EBITDA (ii)	635	(274)	—	362
EBITDA from discontinued operations	32	—	—	32
EBITDA incl discontinued operations	668	(274)	—	394
Capital expenditure (iii)	(294)	62	—	(233)
Spectrum paid	(35)	15	—	(20)
Changes in working capital and others (iv)	(161)	(10)	—	(171)
Taxes paid	(38)	29	—	(9)
Operating free cash flow (v)	140	(179)	—	(38)
Total Assets (vi)	13,669	(5,063)	3,182	11,788
Total Liabilities	10,944	(1,873)	471	9,542

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group segment.

(viii)	As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

15

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations:

in millions of U.S. dollars	Timing of revenue recognition	Three months ended March 31, 2022 Group	Three months ended March 31, 2021 Group
Mobile	Over time	727	445
Mobile Financial Services	Point in time	9	9
Cable and other fixed services	Over time	545	477
Other	Over time	18	15
Service Revenue		1,300	946
Telephone and equipment	Point in time	109	54
Revenue from contracts with customers		1,408	999

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021 (i)
Change in fair value of derivatives (Note 14)	8	—
Change in fair value in investment in Helios Towers (ii)	—	18
Change in value of call option and put option liability (Note 14)	—	1
Exchange gains (losses), net	(4)	37
Other non-operating income (expenses), net	—	1
Total	4	57

(i)	Re-presented for discontinued operations (see note 4).

(ii)       In June 2021, Millicom disposed of its remaining shareholding in HT.

16

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021 (ii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	28	28
Net profit (loss) attributable to equity holders from discontinued operations	(5)	14
Net profit (loss) attributable to all equity holders to determine the basic profit (loss) per share	23	42

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	100,460	101,334
Potential shares as a result of long term incentive plans	237	178
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	100,697	101,512

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.28	0.26
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.05)	0.14
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.23	0.41
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.28	0.26
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.05)	0.14
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.23	0.41

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	Re-presented for discontinued operations (see note 4)

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At March 31, 2022, the equity accounted net assets of our joint venture in Honduras totaled $418 million (December 31, 2021: Honduras: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2022 and March 31, 2021 , Millicom's joint venture in Honduras repatriated cash of $13 million(March 31, 2021: $15 million) under the form of management fees and repayment of a shareholder loan.

17

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

in millions of U.S. dollars	2022
Honduras (i)
Opening Balance at January 1, 2022	596
Results for the period	8
Closing Balance at March 31, 2022	604

(i)	Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the period ended March 31, 2022.

9. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2022, Millicom added property, plant and equipment for $159 million (March 31, 2021: $95 million) and received $4 million from disposal of property, plant and equipment (March 31, 2021: $1 million).

10. INTANGIBLE ASSETS

During the three-month period ended March 31, 2022, Millicom added intangible assets for $129 million of which $88 million related to spectrum and licenses, and $40 million to additions of other intangible assets (March 31, 2021: $25 million out of which $0.3 million related to spectrum and licenses and $25 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2021: nil).

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the three-month period ended March 31, 2022 were as follows:

Luxembourg

On January 10, 2022, Millicom placed a SEK 2.2 billion (approximately $234 million at the March 31, 2022 exchange rate) senior unsecured sustainability bond (the "Bond") within its Sustainability bond framework. The Bond is due on 2027 and carries a floating coupon priced at 3m Stibor+300bps, The Bond is listed on the Nasdaq Stockholm sustainable bond list. On January 13, 2022, Millicom executed a swap on the principal amount to hedge it to USD (see note 14).

Colombia

On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the Syndicated Loan Agreement dated June 8, 2017. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. As of March 31, 2022, there is still $50 million outstanding under the syndicated loan, which is covered by cross currency and interest rate swaps.

Guatemala

On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see Notes 3 and 15).

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Due within:
One year	542	1,840
One-two years	188	206
Two-three years	459	486
Three-four years	723	843
Four-five years	990	758
After five years	4,520	3,610
Total debt and financing	7,423	7,744

18

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

11. FINANCIAL OBLIGATIONS (Continued)

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2022 and December 31, 2021.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021	As at March 31, 2022	As at December 31, 2020
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	53	71	109	82
1-3 years	6	6	—	—
3-5 years	218	223	—	—
Total	277	300	109	82

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Interest expense on bonds and bank financing	(103)	(82)
Interest expense on leases	(31)	(29)
Early redemption charges	—	(5)
Others	(9)	(16)
Total interest and other financial expenses	(143)	(133)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2022, the total amount of claims brought against Millicom and its subsidiaries is $244 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $9 million (December 31, 2021: $13 million).

As at March 31, 2022, $28 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At March 31, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $308 million, for which provisions of $67 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2021: $343 million of which provisions of $69 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $77 million (December 31, 2021: $68 million) and $5 million (December 31, 2021: $3 million), respectively.

Capital commitments

At March 31, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $676 million of which $476 million are due within one year (December 31, 2021: $761 million of which $428 million are due within one year). The Group’s share of commitments in the joint ventures is $36 million and $36 million. (December 31, 2021: $41 million and $41 million).

19

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

13. RELATED PARTY

The following transactions were conducted with related parties:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Expenses
Purchases of goods and services from Miffin (i)	—	(49)
Purchases of goods and services from EPM	(10)	(10)
Other expenses	(2)	(5)
Total	(13)	(64)

Income / gains
Sale of goods and services to Miffin (i)	—	89
Sale of goods and services to EPM	3	4
Other revenue	—	1
Total	3	93

(i)	Miffin entities are not considered as related parties since November 12, 2021 (see note 3).

The Group had the following balances with related parties:

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Liabilities
Payables to Honduras joint venture (i)	69	69
Payables to EPM	43	15
Payables to Panama non-controlling interests	23	1
Other accounts payable (ii)	2	2
Total	137	87

(i)	Mainly advances for dividends expected to be declared in 2022.

(ii)	Following Tanzania's classification as held for sale (see note 4), WIOCC is not considered as a related party anymore.

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Assets
Receivables from Honduras joint venture (i)	55	62
Receivables from EPM	3	2
Receivables from Panama non-controlling interests	3	1
Other accounts receivable (ii)	—	5
Total	61	70

(i)	In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration is payable in several installments with a final settlement in November 2023. As of March 31, 2022, $17 million out of a total receivable of $46 million is due after more than one year and therefore disclosed in non-current assets. During 2022, our operations in Honduras repaid $8 million to Millicom.

(ii)	Following Tanzania's classification as held for sale (see note 4), WIOCC is not considered as a related party anymore.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

14. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2022 and December 31, 2021:

in millions of U.S. dollars	Carrying value		Fair value
	As at March 31, 2022	As at December 31, 2021	As at March 31, 2022	As at December 31, 2021
Financial liabilities
Debt and financing	7,423	7,744	7,284	7,817

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion and the 2027 SEK 2,2 billion (approximately $213 million and $234 million, respectively, using the exchange rate as at March 31, 2022) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity dates are May 2024 and January 2027, respectively. The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At March 31, 2022, the fair values of the swaps amount to an asset of $6 million (December 31, 2021: an asset of $6 million).

Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At March 31, 2022, the fair value of El Salvador amount to nil, ( December 31, 2021: a liability of $1 million) and the fair value of Colombia swaps amount to an asset of $7 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash for an amount of $8 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options - Panama

As of March 31, 2022, the put option liability is valued at $290 million similar to what Millicom reported as of December 31, 2021, as there were no significant developments in assumptions indicating a significant change in Panama operations' valuation.

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2022 to July 14, 2022), has been valued at $0.3 million.

There are no other derivative financial instruments with a significant fair value at March 31, 2022.

15. SUBSEQUENT EVENTS

Tanzania divestiture

On April 5, 2022, Millicom closed the previously-announced disposal of its operations in Tanzania to a consortium led by Axian, a pan-African group., thereby completing our exit from the African region. In accordance with the terms of the sale, Axian has assumed ownership of the business, including its debt and other obligations, and Millicom has received net cash consideration of approximately $100 million.

Financing

On April 13, 2022, MIC S.A. repaid an additional $100 million on the bridge loan agreement entered into on November 10, 2021 for the acquisition of the remaining 45% equity interest in its Guatemala joint venture business. As of April 28, 2022, $350 million of this bridge facility remained outstanding.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: May 10, 2022